Filed pursuant to General Instruction II.L. of Form F-10
File Numbers 333-284730-01 and 333-284730

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 10, 2025

PROSPECTUS SUPPLEMENT

(To Prospectus Dated February 6, 2025)

US$

Bell Canada

US$     % Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due 2055

US$     % Fixed-to-Fixed Rate Junior Subordinated Notes, Series B due 2055

Unconditionally guaranteed as to payment of principal, interest and other obligations by BCE Inc.

Bell Canada (the “Company” or “Bell Canada”) is offering US$    aggregate principal amount of    % Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due 2055 (the “2055-A Notes”) and US$    aggregate principal amount of    % Fixed-to-Fixed Rate Junior Subordinated Notes, Series B due 2055 (the “2055-B Notes”, and together with the 2055-A Notes, the “Offered Notes”). The 2055-A Notes will mature on    , 2055 (the “2055-A Maturity Date”) and the 2055-B Notes will mature on    , 2055 (the “2055-B Maturity Date” and, together with the 2055-A Maturity Date, each, a “Maturity Date”).

The 2055-A Notes will bear interest (i) from and including    , 2025 (the “Closing Date”), to but excluding    , 2030 (the “2055-A First Reset Date”) at an annual rate of    % and thereafter (ii) from and including the 2055-A First Reset Date and on every fifth anniversary of such date thereafter (each such date, a “2055-A Interest Reset Date”), with respect to each Subsequent Fixed Rate Period (as defined herein), to but excluding, the next succeeding 2055-A Interest Reset Date, the 2055-A Maturity Date or the date of redemption, as the case may be, at an annual rate equal to the Five-Year U.S. Treasury Rate (as defined herein) as of the most recent Interest Reset Determination Date (as defined herein) plus a spread of     %, to be reset on each 2055-A Interest Reset Date; provided, that the interest rate during any Subsequent Fixed Rate Period will not reset below   % (which equals the initial interest rate on the 2055-A Notes). Subject to the Company’s right to defer interest payments as described herein, interest on the 2055-A Notes will be payable semi-annually in arrears on     and     of each year, commencing on    , 2025 (each such semi-annual interest payment date, a “2055-A Interest Payment Date”).

The 2055-B Notes will bear interest (i) from and including the Closing Date to but excluding    , 2035 (the “2055-B First Reset Date” and, together with the 2055-A First Reset Date, each, a “First Reset Date”) at an annual rate of   % and thereafter (ii) from and including the 2055-B First Reset Date and on every fifth anniversary of such date thereafter (each such date, a “2055-B Interest Reset Date” and, together with each 2055-A Interest Reset Date, each, an “Interest Reset Date”), with respect to each Subsequent Fixed Rate Period, to but excluding, the next succeeding 2055-B Interest Reset Date, the 2055-B Maturity Date or the date of redemption, as the case may be, at an annual rate equal to the Five-Year U.S. Treasury Rate as of the most recent Interest Reset Determination Date plus a spread of   %, to be reset on each 2055-B Interest Reset Date; provided, that the interest rate during any Subsequent Fixed Rate Period will not reset below   % (which equals the initial interest rate on the 2055-B Notes). Subject to the Company’s right to defer interest payments as described herein, interest on the 2055-B Notes will be payable semi-annually in arrears on     and     of each year, commencing on    , 2025 (each such semi-annual interest payment date, a “2055-B Interest Payment Date” and, together with each 2055-A Interest Payment Date, each, an “Interest Payment Date”).

Each series of Offered Notes will be issued only in registered form in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

So long as no Event of Default (as defined herein) has occurred and is continuing, the Company may elect, at its option, on any date other than an Interest Payment Date, to defer the interest payable on either or both series of the Offered Notes on one or more occasions for up to five consecutive years (each, a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an Event of Default or any other breach under the U.S. Subordinated Indenture (as defined herein) or the Offered Notes. Deferred interest will accrue at the then-applicable interest rate for such series of Offered Notes (as reset from time to time in accordance with the terms of such series of Offered Notes), compounding on each applicable subsequent Interest Payment Date, until paid, to the extent permitted by applicable law. No Deferral Period may extend beyond the applicable Maturity Date and, for greater certainty, all accrued and unpaid interest (including deferred interest, as applicable, to the extent permitted by law) in respect of any applicable series of Offered Notes shall be due and payable on the applicable Maturity Date or any date fixed for redemption of such Offered Notes, as applicable. See “Description of Offered Notes – Deferral Period”.

The payment of principal, interest and other payment obligations under each series of Offered Notes will be fully, irrevocably and unconditionally guaranteed by BCE Inc. (“BCE” or the “Guarantor”) on a junior subordinated basis. See “Description of Offered Notes – The Guarantee”.

The Company will be entitled, at its option, to redeem either or both series of the Offered Notes, in whole at any time or in part from time to time, by giving prior notice of not less than 10 days nor more than 60 days to the holders of the applicable series of Offered Notes, and upon such conditions as may be specified in the applicable notice of redemption, at a redemption price equal to 100% of the principal amount thereof: (a) on any day in the period commencing on and including the date that is 90 days prior to the applicable First Reset Date and ending on and including such First Reset Date; and (b) thereafter, on any applicable Interest Payment Date, in each case together with accrued and unpaid interest (including deferred interest, as applicable) to, but excluding, the date fixed for redemption. See “Description of Offered Notes – Redemption of the Offered Notes – Optional Redemption”.

At any time on or within 90 days following the occurrence of a Tax Event (as defined herein), the Company may, at its option, by giving not less than 10 days’ nor more than 60 days’ prior notice to the holders of the applicable series of Offered Notes, redeem all (but not less than all) of either or both series of Offered Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, as applicable) to, but excluding, the date fixed for redemption. At any time on or within 90 days following the occurrence of a Rating Event (as defined herein), the Company may, at its option, by giving not less than 10 days’ nor more than 60 days’ prior notice to the holders of the applicable series of Offered Notes, redeem all (but not less than all) of either or both series of the Offered Notes at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, as applicable) to, but excluding, the date fixed for redemption. See “Description of Offered Notes – Redemption of the Offered Notes – Redemption on Tax Event” and “Description of Offered Notes – Redemption of the Offered Notes – Redemption on Rating Event”.

Each series of the Offered Notes will be contractually subordinated in right of payment to all present and future Bell Canada Senior Debt (as defined herein), will be structurally subordinated in right of payment to all indebtedness and obligations of Bell Canada’s subsidiaries and will rank equally in right of payment with any future Junior Parity Indebtedness (as defined herein). See “Description of Offered Notes – Ranking and Subordination of the Offered Notes”.

Each series of Offered Notes is being offered separately and not as part of a unit. No offering of either series of Offered Notes is conditioned on the offering of the other series of Offered Notes. We may sell the 2055-A Notes or the 2055-B Notes, or both.

The offering of each series of the Offered Notes is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of all the provinces and territories of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States.

Investing in the Offered Notes involves certain risks. See “Risk Factors” beginning on page S-18 of this prospectus supplement and in the accompanying prospectus and Section B entitled “Business Risks” of the BCE Safe Harbour Notice Concerning Forward-Looking Statements dated February 6, 2025.

The Offered Notes are only being offered to institutions, and not to individuals.

Prospective investors should be aware that the acquisition of the Offered Notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein. See “Material United States Federal Income Tax Consequences” and “Material Canadian Income Tax Consequences”.

Bell Canada’s head and registered office is located at 1, Carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun (Québec) H3E 3B3.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Bell Canada is a Canadian corporation, that a majority of its officers and directors are residents of Canada, that some of the underwriters or experts named in the registration statement are residents of Canada and that a substantial portion of the assets of the Company and said persons are located outside the United States.

These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any U.S. state securities regulator nor has the SEC or any U.S. state securities regulator passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per 2055-A Note		Total	Per 2055-B Note		Total
Public offering price(1)		%	US$		%	US$
Underwriting discount		%	US$		%	US$
Proceeds to the Company (before expenses)(1)		%	US$		%	US$

(1)	Plus accrued interest, if any, from , 2025, if settlement occurs after that date.

The underwriters are offering the Offered Notes subject to various conditions. The underwriters expect to deliver the Offered Notes to purchasers in book-entry form only through the facilities of The Depository Trust Company (“DTC”) and its direct and indirect participants, including Euroclear Bank SA/NV (“Euroclear”) and Clearstream Banking, SA (“Clearstream”), on or about    , 2025.

Joint Book-Running Managers

BofA Securities	BMO Capital Markets	Citigroup	RBC Capital Markets

The date of this prospectus supplement is February   , 2025.

There is no established trading market through which either series of the Offered Notes may be sold and investors may not be able to resell either series of the Offered Notes purchased under this prospectus supplement and the accompanying prospectus. This may affect the pricing of either series of the Offered Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

This prospectus supplement has been prepared on the basis that any offer of the Offered Notes in any member state of the European Economic Area (“EEA”) will be made pursuant to an exemption under Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) from the requirement to produce or publish a prospectus for offers of Offered Notes. Accordingly, any person making or intending to make an offer within a member state of the EEA of the Offered Notes which are the subject of an offering contemplated in this prospectus supplement may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of Offered Notes shall require the Company or any underwriter to produce or publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither the Company nor any underwriter has authorized, nor do they authorize, the making of any offer of the Offered Notes to any legal entity which is not a qualified investor as defined in the Prospectus Regulation. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of Offered Notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Offered Notes contemplated in this prospectus supplement.

Prohibition of Sales to EEA retail investors – The Offered Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Offered Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Offered Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This prospectus supplement has been prepared on the basis that any offer of the Offered Notes in the United Kingdom (“UK”) will be made pursuant to an exemption under Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”) (the “UK Prospectus Regulation”) and the Financial Services and Markets Act 2000 (as amended, the “FSMA”) from the requirement to produce or publish a prospectus for offers of Offered Notes. Accordingly, any person making or intending to make an offer in the UK of the Offered Notes which are the subject of an offering contemplated in this prospectus supplement may only do so to legal entities which are qualified investors as defined in the UK Prospectus Regulation, provided that no such offer of Offered Notes shall require the Company or any underwriter to produce or publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or section 85 of the FSMA, in each case in relation to such offer. Neither the Company nor any underwriter has authorized, nor do they authorize, the making of any offer of the Offered Notes to any legal entity which is not a qualified investor as defined in the UK Prospectus Regulation. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of Offered Notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Offered Notes contemplated in this prospectus supplement.

Prohibition of Sales to UK retail investors – The Offered Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); or (iii) not a qualified investor as defined in Article 2 of the UK Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Offered Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Offered Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

This prospectus supplement has been filed in Canada solely for the purpose of registering the Offered Notes in the United States pursuant to the multijurisdictional disclosure system adopted in the United States and Canada. This prospectus supplement does not qualify the Offered Notes for distribution to purchasers in Canada, or to residents of Canada. Each Underwriter has agreed that it will only, directly or indirectly, offer, sell or deliver Offered Notes in Canada or to residents of Canada pursuant to an available exemption from Canadian prospectus requirements and pursuant to separate Canadian private placement documentation.

In connection with the offering of each series of the Offered Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of either series of the Offered Notes. Such transactions, if commenced, may be discontinued at any time. See “Underwriting”.

The underwriters are affiliates of banks which are members of a syndicate of financial institutions that has made certain credit facilities available to the Company. Accordingly, under applicable Canadian securities laws, the Company may be considered a “connected issuer” of such underwriters. See “Underwriting”.

We have not, and the underwriters have not, authorized anyone to provide you with any information other than that contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus we file with the SEC. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer of either series of the Offered Notes in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any related free writing prospectus we file with the SEC is accurate as of any date other than the date hereof, thereof or the date of such incorporated information. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

It is expected that delivery of each series of the Offered Notes will be made against payment therefor on or about    , 2025, which will be     business days following the date of this prospectus supplement (this settlement cycle being referred to as “T+ ”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Notes prior to the business day before the delivery date will be required, by virtue of the fact that the Offered Notes will settle in T+ , to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Offered Notes who wish to trade their Offered Notes prior to the business day before the delivery date should consult their own advisors.

Prospectus Supplement

Prospectus

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, including the documents incorporated herein by reference, contains forward-looking statements. These statements include, without limitation, statements relating to the proposed acquisition by Bell Canada of Ziply Fiber (as defined below), the expected timing and completion thereof, the sources of liquidity we expect to use to fund the proposed acquisition and certain potential benefits expected to result from the proposed acquisition; BCE’s common share dividend and dividend payout policy and their ongoing review by BCE’s board of directors and the factors to be taken into account in that review; BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by Bell Canada or BCE, forward-looking statements contained in this prospectus supplement describe Bell Canada’s and BCE’s expectations, as applicable, as at the date of this prospectus supplement and forward-looking statements contained in the documents incorporated herein by reference describe Bell Canada’s and BCE’s expectations, as applicable, as of the date of such documents, unless otherwise indicated in such documents. Except as may be required by applicable securities laws, Bell Canada and BCE do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from Bell Canada’s and BCE’s expectations, as applicable, expressed in or implied by such forward-looking statements and that Bell Canada’s and BCE’s business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and Bell Canada and BCE caution you against relying on any of these forward-looking statements. Forward-looking statements are provided in this prospectus supplement and the documents incorporated herein by reference, for the purpose of assisting investors and others in understanding Bell Canada’s and BCE’s objectives, strategic priorities and business outlook, and in obtaining a better understanding of Bell Canada’s and BCE’s anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements made in this prospectus supplement, including the documents incorporated herein by reference, are based on a number of assumptions that Bell Canada or BCE, as applicable, believed were reasonable on the day they made the forward-looking statements. Readers should also refer to the sub-sections entitled “Assumptions” contained in sections 1.6, 3.2, 5.1, and 5.2 of the BCE 2023 Annual MD&A, as updated in sections 1.3, 3.1 and 3.2 of the BCE 2024 First Quarter MD&A, in sections 1.3, 3.1 and 3.2 of the BCE 2024 Second Quarter MD&A and in sections 1.3, 3.1 and 3.2 of the BCE 2024 Third Quarter MD&A for a discussion of certain assumptions that Bell Canada or BCE have made in preparing forward-looking statements, as such disclosure shall be updated from time to time in Bell Canada’s and BCE’s continuous disclosure documents incorporated by reference herein. The foregoing assumptions, although considered reasonable by Bell Canada or BCE, as applicable, on the day they made the forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements contained in this prospectus supplement, including the documents incorporated herein by reference, are disclosed in Section B entitled “Business risks” of the BCE Safe Harbour Notice, as such disclosure shall be updated from time to time in Bell Canada’s and BCE’s continuous disclosure documents incorporated by reference herein.

Readers are cautioned that the risks referred to above are not the only ones that could affect Bell Canada and BCE. Additional risks and uncertainties not currently known to Bell Canada or BCE or that Bell Canada or BCE currently deem to be immaterial may also have a material adverse effect on Bell Canada’s or BCE’s financial position, financial performance, cash flows, business or reputation.

Bell Canada and BCE regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of other special items that may be announced or that may occur after the date hereof. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. Bell Canada and BCE therefore cannot describe the expected impact in a meaningful way or in the same way they present known risks affecting their business.

ABOUT THIS DOCUMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Notes being offered and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein and therein. The second part, the prospectus, gives more general information, some of which may not apply to the Offered Notes being offered under this prospectus supplement. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offer of Offered Notes constituted by this prospectus supplement.

In this prospectus supplement, unless the context otherwise indicates, the “Company”, “Bell Canada”, “we”, “us” and “our” each refer to Bell Canada and its subsidiaries.

If the description of the Offered Notes or any other information varies between this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein and therein), the investor should rely on the information in this prospectus supplement.

The Company does not undertake to update the information contained or incorporated by reference herein except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Company shall not be deemed to be a part of this prospectus supplement and accompanying prospectus and such information is not incorporated by reference herein.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All dollar amounts referred to in this prospectus supplement are in Canadian dollars unless otherwise specifically expressed. On February 7, 2025, the Bank of Canada average daily exchange rate was US$1.00 equals $1.4298.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed by Bell Canada or BCE, as the case may be, with the provincial securities regulatory authorities in Canada, are specifically incorporated by reference in and form an integral part of this prospectus supplement:

(a) Bell Canada’s unaudited Selected Summary Financial Information for the years ended December 31, 2023 and 2022, filed on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) under the document type “Notice of reliance” on March 8, 2024;

(b) BCE’s audited consolidated financial statements as at and for the years ended December 31, 2023 and 2022 and notes related thereto, and the Report of Independent Registered Public Accounting Firm thereon and the Report of Independent Registered Public Accounting Firm on BCE’s internal control over financial reporting as of December 31, 2023 as included on page 111 of BCE’s 2023 Annual Financial Report;

(c) BCE’s Management’s Discussion and Analysis for the years ended December 31, 2023 and 2022;

(d) BCE’s Annual Information Form dated March 7, 2024 for the year ended December 31, 2023;

(e) BCE’s Management Proxy Circular dated March 7, 2024 in connection with the annual general meeting of the shareholders of BCE held on May 2, 2024;

(f) Bell Canada’s unaudited Selected Summary Financial Information for the three month periods ended March 31, 2024 and 2023, filed on SEDAR+ under the document type “Notice of reliance” on May 2, 2024;

(g) BCE’s unaudited interim consolidated financial statements for the three-month periods ended March 31, 2024 and 2023;

(h) BCE’s Management’s Discussion and Analysis for the three-month periods ended March 31, 2024 and 2023;

(i) Bell Canada’s unaudited Selected Summary Financial Information for the three and six month periods ended June 30, 2024 and 2023, filed on SEDAR+ under the document type “Notice of reliance” on August 1, 2024;

(j) BCE’s unaudited interim consolidated financial statements for the three and six-month periods ended June 30, 2024 and 2023;

(k) BCE’s Management’s Discussion and Analysis for the three and six-month periods ended June 30, 2024 and 2023;

(l) Bell Canada’s unaudited Selected Summary Financial Information for the three and nine-month periods ended September 30, 2024 and 2023, filed on SEDAR+ under the document type “Notice of reliance” on November 7, 2024;

(m) BCE’s unaudited interim consolidated financial statements for the three and nine-month periods ended September 30, 2024 and 2023 (the “BCE 2024 Third Quarter Interim Financial Statements”);

(n) BCE’s Management’s Discussion and Analysis for the three and nine-month periods ended September 30, 2024 and 2023 (the “BCE 2024 Third Quarter MD&A”); and

(o) Section B entitled “Business Risks” of BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 6, 2025 (the “BCE Safe Harbour Notice”).

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (excluding any confidential material change report), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the independent registered public accounting firm’s report thereon, management’s discussion and analysis and information circulars filed by BCE with securities commissions or similar authorities in Canada subsequent to the date of this prospectus supplement and prior to the termination of any offering under this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus.

Any material change report (excluding any confidential material change report) and selected summary financial information filed by Bell Canada with the various securities commissions or similar securities regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of any offering under this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement.

Pursuant to the exemption provided under Section 13.4 of National Instrument 51-102 – Continuous Disclosure Obligations, Bell Canada does not file with the securities commissions and similar securities regulatory authorities in Canada separate continuous disclosure information regarding Bell Canada except for: (a) the selected summary financial information referred to above, and (b) a material change report for a material change in respect of the affairs of Bell Canada that is not also a material change in the affairs of BCE.

Any statement contained in this prospectus supplement or the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded, for purposes of this prospectus supplement and the accompanying prospectus, to the extent that a statement contained in this prospectus supplement or the accompanying prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this prospectus supplement or the accompanying prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

Prospective investors may read and download the documents we have filed or furnished on the SEC’s Electronic Data Gathering and Retrieval (EDGAR) system website at www.sec.gov or any public document we have filed with the securities regulatory authorities in each of the provinces of Canada on SEDAR+ at www.sedarplus.ca. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Bell Canada, at 1, Carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun (Québec), H3E 3B3, (514) 786-8424.

SUMMARY

The following summary contains information about the Offered Notes. It does not contain all of the information that may be important to you in making a decision to purchase the Offered Notes. For a more complete understanding of the offering of each series of the Offered Notes, we urge you to read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in their entirety before making any investment decisions, including the information set forth under the captions “Special Note Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages S-1 and S-18, respectively, of this prospectus supplement, the information set forth under the captions “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the accompanying prospectus and the information set forth in Section B entitled “Business Risks” of the BCE Safe Harbour Notice.

Recent Developments

Summary of BCE Unaudited Fourth Quarter and Annual 2024 Results

On February 6, 2025, BCE announced its unaudited consolidated results for the fourth quarter (“Q4”) and full year 2024. The reports of Deloitte LLP incorporated by reference in this prospectus refer exclusively to the historical financial statements incorporated by reference therein and do not extend to the financial information for the fourth quarter or fiscal-year 2024 included in this prospectus and should not be read to do so. The unaudited financial highlights for the three-month period and year ended December 31, 2024, along with comparative figures for the corresponding periods of 2023, are summarized below:

Financial Highlights

($ millions except per share amounts)	Q4 2024	Q4 2023	% change	2024	2023	% change
BCE
Operating revenues	6,422	6,473	(0.8%)	24,409	24,673	(1.1%)
Net earnings	505	435	16.1%	375	2,327	(83.9%)
Net earnings attributable to common shareholders	461	382	20.7%	163	2,076	(92.1%)
Adjusted net earnings[1]	719	691	4.1%	2,773	2,926	(5.2%)
Adjusted EBITDA[1]	2,605	2,567	1.5%	10,589	10,417	1.7%
Net earnings per common share (EPS)	0.51	0.42	21.4%	0.18	2.28	(92.1%)
Adjusted EPS[1]	0.79	0.76	3.9%	3.04	3.21	(5.3%)
Cash flows from operating activities	1,877	2,373	(20.9%)	6,988	7,946	(12.1%)
Capital expenditures	(963)	(1,029)	6.4%	(3,897)	(4,581)	14.9%
Free cash flow[1]	874	1,289	(32.2%)	2,888	3,144	(8.1%)

[1]

Adjusted net earnings and free cash flow are non-GAAP financial measures, adjusted EPS is a non-GAAP ratio, and Adjusted EBITDA is a total of segments measure. Refer to the Non-GAAP and Other Financial Measures section of this prospectus supplement for more information on these measures.

BCE operating revenues were $6,422 million in Q4, down 0.8% compared to Q4 2023. This result reflected 1.1% lower service revenue of $5,287 million, attributable to a year-over-year decline in our Bell Communication and Technology Services (Bell CTS) segment partly offset by growth in our Bell Media segment, and a 0.9% increase in product revenue to $1,135 million. For full-year 2024, BCE operating revenue was down 1.1% to $24,409 million, reflecting year-over-year decreases of 0.4% in service revenue and 5.2% in product revenue.

Net earnings in Q4 increased 16.1% to $505 million and net earnings attributable to common shareholders totalled $461 million, or $0.51 per share, up 20.7% and 21.4% respectively. The year-over-year increases were due to lower asset impairment charges, as we recorded a $109 million charge in Q4 2023 mainly related to Bell Media’s French-language TV properties and broadcast licenses, lower other expense due mainly to a non-cash loss recorded in Q4 2023 on BCE’s share of an obligation to repurchase at fair value the minority interest in one of its joint venture equity investments, as well as mark-to-market gains on foreign exchange hedges and options from the decline of the Canadian dollar against the U.S. dollar in Q4, higher adjusted EBITDA and lower income taxes. These factors were partly offset by higher severance, acquisition and other costs related primarily to 2024 workforce reduction initiatives, higher interest expense, and net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation due to a decrease in BCE’s common share price in Q4. For full-year 2024, net earnings decreased 83.9% to $375 million and net earnings attributable to common shareholders were $163 million, or $0.18 per share, both down 92.1%, reflecting non-cash asset impairment charges totalling $2,190 million, mainly related to Bell Media’s TV and radio properties to reflect a further decline in demand and spending in the traditional advertising market.

Adjusted net earnings were up 4.1% in Q4 to $719 million, delivering a 3.9% increase in adjusted EPS to $0.79. For full-year 2024, adjusted net earnings were down 5.2% to $2,773 million, resulting in a 5.3% decrease in adjusted EPS to $3.04.

Adjusted EBITDA was up 1.5% in Q4 to $2,605 million, reflecting increases of 14.2% at Bell Media and 0.7% at Bell CTS. BCE’s adjusted EBITDA margin5 increased 0.9 percentage points to 40.6% from 39.7% in Q4 2023. This result was driven by a 2.3% reduction in operating costs reflecting decreased labour costs attributable to workforce reduction initiatives undertaken over the past year and permanent closures of The Source stores as part of our strategic distribution partnership with Best Buy Canada, as well as technology and automation-enabled operating efficiencies across the organization. For full-year 2024, adjusted EBITDA grew 1.7% to $10,589 million, while BCE’s adjusted EBITDA margin increased 1.2 percentage points to 43.4% from 42.2% in 2023, representing our highest annual margin result in more than 30 years.

BCE capital expenditures in Q4 were $963 million, down 6.4% from $1,029 million in Q4 last year, corresponding to a capital intensity6 of 15.0%, compared to 15.9% in Q4 2023. This brought total 2024 capital expenditures to $3,897 million, down from $4,581 million the year before, for a capital intensity of 16.0% compared to 18.6% in 2023. The year-over-year decreases are consistent with a planned reduction in capital spending attributable to slower new pure fibre footprint expansion and reflects efficiencies realized from prior investments in digital transformation initiatives.

BCE cash flows from operating activities in Q4 were $1,877 million, down 20.9% from Q4 2023, reflecting lower cash from working capital, higher interest paid, and increased cash taxes due mainly to the timing of instalment payments, partly offset by higher adjusted EBITDA. For full-year 2024, BCE cash flows from operating activities totalled $6,988 million, down 12.1% from 2023.

Free cash flow was $874 million, down 32.2% from $1,289 million in Q4 2023, due to decreased cash flows from operating activities excluding acquisition and other costs paid, partly offset by lower capital expenditures. For full-year 2024, BCE free cash flow decreased 8.1% to $2,888 million, down from $3,144 million in 2023.

[5]

Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section of this prospectus supplement for more information on adjusted EBITDA margin.

[6]

Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section of this prospectus supplement for more information on capital intensity.

BCE had access to $4.5 billion of available liquidity7 and a pension solvency surplus totalling $3.7 billion as at December 31, 2024. As at December 31, 2024, BCE’s net debt8 leverage ratio8 was approximately 3.8 times adjusted EBITDA. BCE’s customer connections (excluding high-speed internet and wholesale subscribers and local telephone business and wholesale subscribers) totaled 21.8 million as at December 31, 2024.

For full-year 2024, Bell CTS operating revenues were down 1.4% to $21,619 million, due to both lower service and product revenue. For full-year 2024, Bell CTS service revenue decreased 0.7% to $18,283 million. For full-year 2024, Bell CTS product revenue decreased 5.2% to $3,336 million, due mainly to a reduction in consumer electronics revenue from The Source, lower mobile device contracted sales transaction volumes, and lower telecom data equipment sales to large enterprise customers, reflecting the normalization of sales volumes in 2024 compared to exceptionally strong growth in 2023 attributable to the recovery from global supply chain disruptions. For full-year 2024, Bell CTS adjusted EBITDA was up 1.1% to $9,831 million year-over-year.

For full-year 2024, Bell Media operating revenue grew 1.1% to $3,151 million, reflecting higher advertising revenue, partly offset by lower subscriber revenue. For full-year 2024, Bell Media advertising revenue grew 2.8% and subscriber revenue decreased 1.1%. Bell Media digital revenues increased by 19% year-over-year. For full-year 2024, Bell Media adjusted EBITDA grew 8.8% to $758 million.

For full-year 2024, 42% of Bell Media’s revenues consisted of digital revenues.9 The Company owns and operate four pay TV services, as well as five streaming services, including Crave, the exclusive home of HBO and Max Originals in Canada, TSN and RDS. Crave had 3.6 million subscribers as of December 31, 2024.

Common Share Dividend

On February 6, 2025, BCE also announced that it is maintaining its annualized common share dividend at its current level of $3.99 per common share. BCE’s board of directors has declared on February 6, 2025 a quarterly dividend of $0.9975 per common share, payable on April 15, 2025 to shareholders of record at the close of business on March 14, 2025. BCE’s common share dividend and common share dividend payout policy will continue to be reviewed by BCE’s board of directors. In its review, BCE’s board of directors will consider the competitive, macroeconomic and regulatory environments as well as progress being made on BCE’s strategic and operational roadmap.

Non-GAAP and Other Financial Measures

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112—Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”), prescribes disclosure requirements that apply to the following specified financial measures:

•	Non-GAAP financial measures;

•	Non-GAAP ratios;

[7]	Available liquidity is a non-GAAP financial measure. Refer to the Non-GAAP Financial Measures section of this prospectus supplement for more information on available liquidity.
[8]

Net debt is a non-GAAP financial measure and net debt leverage ratio is a capital management measure. Refer to the Non-GAAP Financial Measures and Capital Management Measures sections of this prospectus supplement for more information on net debt and on net debt leverage ratio, respectively.

[9]

These revenues are comprised of advertising revenue from digital platforms including websites, mobile apps, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from DTC services and video on demand services.

•	Total of segments measures;

•	Capital management measures; and

•	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this prospectus supplement to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this prospectus supplement if the supplementary financial measures’ labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this prospectus supplement to explain our results as well as reconciliations to the most directly comparable IFRS financial measures.

Adjusted net earnings — Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (“NCI”).

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)	Q4 2024	Q4 2023	2024	2023
Net earnings attributable to common shareholders	461	382	163	2,076
Reconciling items:
Severance, acquisition and other costs	154	41	454	200
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	198	(6)	269	103
Net equity losses on investments in associates and joint ventures	—	204	247	581
Net losses (gains) on investments	1	(2)	(57)	(80)
Early debt redemption costs	—	—	—	1
Impairment of assets	4	109	2,190	143
Income taxes for the above reconciling items	(99)	(39)	(467)	(100)
Non-controlling interest (NCI) for the above reconciling items	—	2	(26)	2

Adjusted net earnings	719	691	2,773	2,926

Available liquidity — Available liquidity is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define available liquidity as cash, cash equivalents, short-term investments and amounts available under our securitized receivables program and our committed bank credit facilities, excluding credit facilities that are available exclusively for a pre-determined purpose.

We consider available liquidity to be an important indicator of the financial strength and performance of our businesses because it shows the funds available to meet our cash requirements, including for, but not limited to, capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations, the acquisition of spectrum, and other cash requirements. We believe that certain investors and analysts use available liquidity to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash.

($ millions)	2024	2023
Cash	1,572	547
Cash equivalents	—	225
Short-term investments	400	1,000
Amounts available under BCE’s securitized receivables program	700	700
Amounts available under BCE’s committed bank credit facilities	1,810	3,303

Available liquidity	4,482	5,775

Free cash flow — Free cash flow is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)	Q4 2024	Q4 2023	2024	2023
Cash flows from operating activities	1,877	2,373	6,988	7,946
Capital expenditures	(963)	(1,029)	(3,897)	(4,581)
Cash dividends paid on preferred shares	(53)	(46)	(187)	(182)
Cash dividends paid by subsidiaries to NCI	(12)	(12)	(68)	(47)
Acquisition and other costs paid	25	3	52	8

Free cash flow	874	1,289	2,888	3,144

Net Debt — Net Debt is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash, cash equivalents and short-term investments, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies. We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash, cash equivalents and short-term investments. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable IFRS financial measure is long-term debt. The following table is a reconciliation of long-term debt to net debt on a consolidated basis.

($ millions)	December 31, 2024	December 31, 2023
Long-term debt	32,835	31,135
Debt due within one year	7,669	5,042
50% of preferred shares	1,767	1,834
Cash	(1,572)	(547)
Cash equivalents	—	(225)
Short-term investments	(400)	(1,000)
Cash and cash equivalents	(1,972)	(1,772)

Net debt	40,299	36,239

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this prospectus supplement to explain our results.

Adjusted EPS — Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of two or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this prospectus supplement to explain our results as well as a reconciliation to the most directly comparable IFRS financial measure.

Adjusted EBITDA — Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable IFRS financial measure is net earnings. The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

($ millions)	Q4 2024	Q4 2023	2024	2023
Net earnings	505	435	375	2,327
Severance, acquisition and other costs	154	41	454	200
Depreciation	933	954	3,758	3,745
Amortization	317	299	1,283	1,173
Finance costs
Interest expense	431	399	1,713	1,475
Net return on post-employment benefit plans	(17)	(27)	(66)	(108)
Impairment of assets	4	109	2,190	143
Other expense	103	147	305	466
Income taxes	175	210	577	996

Adjusted EBITDA	2,605	2,567	10,589	10,417

Capital Management Measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements. The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS does not prescribe any particular calculation method.

Below is a description of the capital management measure that we use in this prospectus supplement.

Net debt leverage ratio — The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see the Non-GAAP Financial Measures section of this prospectus supplement. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this prospectus supplement if the supplementary financial measures’ labelling is not sufficiently descriptive

Key Performance Indicators (KPIs)

We use adjusted EBITDA margin, blended ARPU, capital intensity, churn and subscriber (or customer or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

Description of Recently Committed Credit Facilities

On November 4, 2024, the Company entered into an agreement to acquire Northwest Fiber Holdco, LLC (doing business as Ziply Fiber (“Ziply Fiber”)), the leading fibre Internet provider in the Pacific Northwest of the United States, for approximately US$3.65 billion (approximately $5 billion) in cash and the assumption of outstanding net debt of approximately US$1.45 billion (approximately $2 billion) to be rolled over at transaction close, representing a transaction value of approximately US$5.1 billion (approximately $7 billion) (the “Ziply Acquisition”). Approximately $4.2 billion of the approximately $5.0 billion purchase price for the acquisition of the Ziply Fiber equity is expected to be funded from the net proceeds of the divestiture by BCE of its ownership stake in Maple Leaf Sports and Entertainment Ltd. (“MLSE”). BCE expects to fund the balance of the purchase price from its discounted treasury Shareholder Dividend Reinvestment and Stock Purchase Plan. In the event that the closing of the sale of BCE’s ownership stake in MLSE occurs after the closing of the Ziply Acquisition, the Company has entered on November 1, 2024 into a commitment letter for a US$3.7 billion unsecured term loan facility that can be drawn to finance the Ziply Acquisition (the “Ziply Term Facility”). Pursuant to the terms and conditions of the Ziply Term Facility, the closing of the offering of the Offered Notes will result in an automatic one-time reduction of US$   million in the aggregate in the amount of the commitment under the Ziply Term Facility. The Ziply Term Facility is guaranteed by BCE and will be made available, as the case may be, in a single draw on the closing date of the Ziply Acquisition, which is expected to close in the second half of 2025. The borrowings under the Ziply Term Facility are subject to customary conditions, including the execution of definitive documentation.

As of December 31, 2024, Ziply Fiber’s footprint included 2.0 million locations, including 1.3 million fibre locations, across four U.S. states, with 93% of the footprint in locations with one or fewer Gigabit-capable broadband providers. Ziply Fiber had approximately 400,000 retail internet subscribers as of June 30, 2024 with approximately 82% on fibre. For the twelve month period ended June 30, 2024, Ziply Fiber generated approximately 52% of its revenues from fibre.

Further, in the fourth quarter of 2024, the Company amended its existing Credit Facilities (as defined below) in order to, among other things, increase the maximum amount available under its committed revolving credit facility to $2.7 billion ($2.5 billion previously), extend the term of the revolving facility to November 2029, increase the maximum amount available under its committed expansion credit facility to $1.3 billion ($1.0 billion previously) and extend the term of the committed expansion facility to November 2027.

The Offerings

A brief description of the material terms of the offerings follows. For a more complete description of the Offered Notes, see “Description of Offered Notes” in this prospectus supplement and “Description of the Debt Securities” in the accompanying prospectus.

Issuer	Bell Canada

Guarantor	BCE Inc.

Offered Notes	US$ principal amount of % Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due 2055 (the “2055-A Notes”) and US$ principal amount of % Fixed-to-Fixed Rate Junior Subordinated Notes, Series B due 2055 (the “2055-B Notes”, and together with the 2055-A Notes, the “Offered Notes”)

Maturity Dates	2055-A Notes: , 2055 2055-B Notes: , 2055

Interest Rate and Payment Dates	The 2055-A Notes will bear interest (i) from and including , 2025 (the “Closing Date”), to but excluding , 2030 (the “2055-A First Reset Date”) at an annual rate of % and thereafter (ii) from and including the 2055-A First Reset Date and on every fifth anniversary of such date thereafter (each such date, a “2055-A Interest Reset Date”) with respect to each Subsequent Fixed Rate Period (as defined herein) to but excluding, the next succeeding 2055-A Interest Reset Date, the Maturity Date or the date of redemption, as the case may be, at an annual rate equal to the Five-Year U.S. Treasury Rate (as defined herein) as of the most recent Interest Reset Determination Date (as defined herein) plus a spread of %, to be reset on each 2055-A Interest Reset Date; provided, that the interest rate during any Subsequent Fixed Rate Period will not reset below % (which equals the initial interest rate on the 2055-A Notes). Subject to our right to defer interest payments as described herein, interest on the 2055-A Notes will be payable semi-annually in arrears on and of each year, commencing on , 2025 (each such semi-annual interest payment date, a “2055-A Interest Payment Date”).

The 2055-B Notes will bear interest (i) from and including the Closing Date to but excluding , 2035 (the “2055-B First Reset Date”) at an annual rate of % and thereafter (ii) from and including the 2055-B First Reset Date and on every fifth anniversary of such date thereafter (each such date, a “2055-B Interest Reset Date” and, together with each 2055-A Interest Reset Date, each, an “Interest Reset Date”) with respect to each Subsequent Fixed Rate Period to but excluding, the next succeeding 2055-B Interest Reset Date, the Maturity Date or the date of redemption, as the case may be, at an annual rate equal to the Five-Year U.S. Treasury Rate as of the most recent Interest Reset Determination Date plus a spread of %, to be reset on each 2055-B Interest Reset Date; provided, that the interest rate during any Subsequent Fixed Rate Period will not reset below % (which equals the initial interest rate on the 2055-B Notes). Subject to our right to defer interest payments as described herein, interest on the 2055-B Notes will be payable semi-annually in arrears on and of each year, commencing on , 2025 (each such semi-annual interest payment date, a “2055-B Interest Payment Date” and, together with each 2055-A Interest Payment Date, each, an “Interest Payment Date”).

Deferral Right	So long as no Event of Default (as defined herein) has occurred and is continuing, we may elect, at our option, on any date other than an Interest Payment Date, to defer the interest payable on either or both series of the Offered Notes on one or more occasions for up to five consecutive years (each, a “Deferral Period”). There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an Event of Default or any other breach under the U.S. Subordinated Indenture (as defined herein) or the Offered Notes. Deferred interest will accrue at the then-applicable interest rate for such series of Offered Notes (as reset from time to time in accordance with the terms of such series of Offered Notes), compounding on each applicable subsequent Interest Payment Date, until paid, to the extent permitted by applicable law. No Deferral Period may extend beyond the applicable Maturity Date and, for greater certainty, all accrued and unpaid interest (including deferred interest, as applicable, to the extent permitted by law) in respect of any applicable series of Offered Notes shall be due and payable on the applicable Maturity Date or any date fixed for redemption of such Offered Notes, as applicable. See “Description of Offered Notes – Deferral Period”.

Dividend Stopper Undertaking	Unless we have paid all interest that has been deferred or is then payable on the Offered Notes, subject to certain exceptions, neither BCE nor Bell Canada will (i) declare any dividend on the Dividend Restricted Shares (as defined herein) or pay any interest on any Junior Parity Indebtedness (as defined herein), (ii) redeem, purchase or otherwise retire any Dividend Restricted Shares or Junior Parity Indebtedness, or (iii) make any payment to holders of, or in respect of, any of the Dividend Restricted Shares or any of the Junior Parity Indebtedness in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Junior Parity Indebtedness, respectively. See “Description of Offered Notes – Dividend Stopper Undertaking”.

Optional Redemption	We will be entitled, at our option, to redeem either or both series of the Offered Notes, in whole at any time or in part from time to time, by giving prior notice of not less than 10 days nor more than 60 days to the holders of the applicable series of Offered Notes, and upon such conditions as may be specified in the applicable notice of redemption, at a redemption price equal to 100% of the principal amount thereof: (a) on any day in the period commencing on and including the date that is 90 days prior to the applicable First Reset Date and ending on and including such First Reset Date; and (b) thereafter, on any applicable Interest Payment Date, in each case together with accrued and unpaid interest (including deferred interest, as applicable) to, but excluding, the date fixed for redemption. Offered Notes that are redeemed shall be cancelled and shall not be reissued. If less than all of a series of Offered Notes are to be redeemed, the Offered Notes to be redeemed shall be selected in the case of Global Securities in accordance with DTC’s applicable procedures or in the case of certificated securities by lot. See “Description of Offered Notes – Redemption of the Offered Notes – Optional Redemption”.

Redemption on Tax Event or Rating Event	At any time on or within 90 days following the occurrence of a Tax Event (as defined herein), we may, at our option, by giving not less than 10 days’ nor more than 60 days’ prior notice to the holders of the applicable series of Offered Notes, redeem all (but not less than all) of either or both series of Offered Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, as applicable) to, but excluding, the date fixed for redemption.

At any time on or within 90 days following the occurrence of a Rating Event (as defined herein), we may, at our option, by giving not less than 10 days’ nor more than 60 days’ prior notice to the holders of the applicable series of Offered Notes, redeem all (but not less than all) of either or both series of the Offered Notes at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, as applicable) to, but excluding, the date fixed for redemption.

See “Description of Offered Notes – Redemption of the Offered Notes – Redemption on Tax Event” and “Description of Offered Notes – Redemption of the Offered Notes – Redemption on Rating Event”.

Ranking	Each series of the Offered Notes will be contractually subordinated in right of payment to all present and future Bell Canada Senior Debt (as defined herein), will be structurally subordinated in right of payment to all indebtedness and obligations of Bell Canada’s subsidiaries and will rank equally in right of payment with any Junior Parity Indebtedness (as defined herein). See “Description of Offered Notes – Ranking and Subordination of the Offered Notes”.

Guarantee	The payment of principal, interest and other payment obligations under each series of Offered Notes will be fully, irrevocably and unconditionally guaranteed by the Guarantor on a junior subordinated basis. See “Description of Offered Notes – The Guarantee”.

Certain Covenants

Each series of Offered Notes will be issued pursuant to an indenture to be dated as of the Closing Date (as supplemented and amended from time to time in accordance with the terms thereof, the “U.S. Subordinated Indenture”), among the Company, the Guarantor and The Bank of New York Mellon, as trustee (the “U.S. Trustee”). The U.S. Subordinated Indenture, among other things, will limit our ability to sell our assets as a whole or to merge with or into other companies.

These covenants are subject to a number of important qualifications and limitations. For more details, see “Description of the Debt Securities” in the accompanying prospectus.

Additional Amounts	All payments made by Bell Canada or the Guarantor in respect of either series of Offered Notes will be made free and clear of, and without withholding or deduction for or on account of, any tax or other government charge imposed, withheld or assessed by or on behalf of any taxing jurisdiction in which Bell Canada or the Guarantor is organized, resident or doing business for tax purposes, or from or through which any payment is made by or on behalf of Bell Canada or the Guarantor, or any political subdivision thereof or therein unless such withholding or deduction is required by law. If any applicable withholding agent is required by law to make any such withholding or deduction, Bell Canada or the Guarantor, as the case may be, shall pay such additional amounts as will result in receipt by the person in respect of which such withholding tax is imposed of such amounts, after all required withholdings or deductions (including with respect to the Additional Amounts), as would have been received by such person had no such withholding or deduction been required. See “Description of Offered Notes – Additional Amounts”.

Use of Proceeds	Bell Canada intends to use the net proceeds from the offering of each series of the Offered Notes to repurchase, redeem or repay, as applicable, senior indebtedness of the Company and for other general corporate purposes. See “Use of Proceeds”.

Form and Denomination	Each series of Offered Notes will be issued only in registered form in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

Governing Law	The U.S. Subordinated Indenture, each series of Offered Notes, and each Guarantee thereof, as applicable, will be governed by and construed in accordance with the laws of the State of New York, except for the subordination provisions, which will be governed by and construed in accordance with the laws of the Province of Québec.

No Public Trading Market	Each series of Offered Notes constitutes a new issue of securities, for which there is currently no market. We do not intend to apply for either series of the Offered Notes to be listed on any securities exchange or on any automated dealer quotation system. Accordingly, no assurance can be given as to the liquidity of the trading market for any of the Offered Notes or that an active public market for any of the Offered Notes will develop.

Tax Considerations	The acquisition, ownership and disposition of any of the Offered Notes may have tax consequences both in Canada and the United States. See “Material United States Federal Income Tax Consequences” and “Material Canadian Income Tax Consequences”.

Risk Factors	See “Risk Factors” beginning on page S-18 of this prospectus supplement and in the accompanying prospectus and Section B entitled “Business Risks” of the BCE Safe Harbour Notice.

RISK FACTORS

An investment in the Offered Notes involves risks. Before purchasing the Offered Notes of either series, prospective investors should carefully consider the information contained in, or incorporated by reference into, this prospectus supplement and the section “Risk Factors” in the accompanying prospectus, including, without limitation, the risk factors disclosed in Section B entitled “Business Risks” of the BCE Safe Harbour Notice, as such disclosure shall be updated from time to time in the Company’s continuous disclosure documents incorporated by reference herein, and the risk factors described below.

The Offered Notes and the Guarantee are contractually subordinated to Bell Canada Senior Debt and Guarantor Senior Debt, respectively, and structurally subordinated to all indebtedness and obligations of subsidiaries

The Offered Notes will be direct unsecured debt obligations constituting subordinated indebtedness of the Company. The payment of principal, premium (if any) and interest and certain other amounts on the Offered Notes will rank senior to all of Bell Canada’s equity (including preferred equity) but will be contractually subordinated in right of payment to all present and future Bell Canada Senior Debt and will be structurally subordinated in right of payment to all indebtedness and obligations of Bell Canada’s subsidiaries. The obligations of the Guarantor under the Guarantee will rank senior to all of the Guarantor’s equity (including preferred equity) but will be contractually subordinated in right of payment to the prior payment in full of all present and future Guarantor Senior Debt and will be structurally subordinated to all indebtedness and obligations of BCE’s subsidiaries (other than Bell Canada, with respect to which the Guarantee will be contractually subordinated to all present and future Bell Canada Senior Debt). See “Description of Offered Notes – Ranking and Subordination of the Offered Notes” and “Description of Offered Notes – The Guarantee”.

Due to these subordination provisions, in the event of the Company’s (or the Guarantor’s) liquidation, dissolution or winding-up, holders of the Offered Notes would only get paid from funds of the Company (or the Guarantor) after such funds are applied to pay the holders of the obligations ranking senior in right of payment to the Offered Notes (or under the Guarantee), including the 1996 Indenture Subordinated Debentures or under any indebtedness that may be issued in the future that would be less deeply subordinated than the Offered Notes, to the extent necessary to pay such senior obligations in full. As a result of those payments, the holders of such senior obligations may recover more, ratably, than holders of the Offered Notes. In addition, the holders of such senior obligations may under certain circumstances restrict or prohibit the Company (or the Guarantor) from making payments on the Offered Notes (or under the Guarantee). Further, any remaining funds after senior obligations are paid in full would be applied on a pro rata basis among the holders of the Offered Notes (or under the Guarantee thereof) and holders of any pari passu obligations, including any future obligations of the Company or BCE ranking equally (pari passu) with the Offered Notes or the Guarantee.

The Offered Notes will rank equally with any present and future unsecured subordinated indebtedness that the Company may incur from time to time if the terms of such indebtedness provide that it ranks equally with the Offered Notes in right of payment, but the Offered Notes will be subordinated in right of payment to the 1996 Indenture Subordinated Debentures.

As of September 30, 2024, Bell Canada had total liabilities of $53.4 billion on a consolidated basis, which includes Bell Canada Senior Debt and liabilities of Bell Canada’s consolidated subsidiaries that are structurally senior in right of payment to the Offered Notes, and the Guarantor had total liabilities of $54.7 billion on a consolidated basis, which includes Guarantor Senior Debt and liabilities of the Guarantor’s consolidated subsidiaries that are structurally senior in right of payment to the Guarantor’s obligations under the Guarantee.

The U.S. Subordinated Indenture will not restrict the Company’s or the Guarantor’s ability to issue or become liable for additional indebtedness

The U.S. Subordinated Indenture for the Offered Notes will not restrict the Company’s or the Guarantor’s ability to incur additional indebtedness, including indebtedness ranking senior in right of payment. As a result, the amount of additional indebtedness, including indebtedness ranking equally with or senior to the Offered Notes, for which the Company may issue or become liable will not be restricted under the U.S. Subordinated Indenture and may adversely affect Bell Canada’s ability to meet its financial obligations under the Offered Notes. Although certain of Bell Canada’s various debt instruments may limit Bell Canada’s ability to create, issue or incur additional indebtedness (including in certain cases secured indebtedness), such additional indebtedness may, subject to certain conditions, be incurred. Additionally, BCE may, subject to the limitations and covenants under its own debt instruments, incur substantial additional indebtedness, including indebtedness ranking senior in right of payment, which could make it more difficult for BCE to fulfill its obligations as Guarantor with respect to the Offered Notes.

The incurrence of additional indebtedness in the future by the Company and/or the Guarantor could have important consequences to holders of the Offered Notes, including the following:

•	they could have insufficient cash to meet their financial obligations, including their obligations under or in respect of the Offered Notes;

•	their ability to obtain additional financing for working capital, capital expenditures or general corporate purposes may be impaired; and

•	a significant degree of debt could make them more vulnerable to changes in general corporate and industry conditions.

The Company and the Guarantor’s obligations under or in respect of the Offered Notes will rank equally with all of their other unsecured and junior subordinated indebtedness if the terms of such indebtedness provide that it ranks equally with the Offered Notes in right of payment, but the Offered Notes will be subordinated in right of payment to the 1996 Indenture Subordinated Debentures as well as any subordinated indebtedness that may be issued in the future that would be less deeply subordinated than the Offered Notes. Lienholders will have a claim on the assets securing their indebtedness that is prior in right of payment to the Company’s general unsecured creditors, including the holders of Offered Notes.

The Company may redeem the Offered Notes under certain circumstances, which may adversely affect your return on the Offered Notes

The Offered Notes of either or both series may be redeemed by the Company at its option (i) at any time on or within 90 days following the occurrence of a Tax Event, in whole but not in part, out of funds legally available for such redemption, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, as applicable) to, but excluding, the date fixed for redemption, (ii) at any time on or within 90 days following the occurrence of a Rating Event, in whole but not in part, out of funds legally available for such redemption, at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, as applicable) to, but excluding, the date fixed for redemption, (iii) on any day in the period commencing on and including the date that is 90 days prior to the applicable First Reset Date and ending on and including the applicable First Reset Date, in whole or in part, and (iv) after the applicable First Reset Date, on any applicable Interest Payment Date, in whole or in part, at a redemption price in the case of each of (iii) and (iv) equal to 100% of the principal amount thereof to be redeemed, together with accrued and unpaid interest (including deferred interest, as applicable) on the principal amount of Offered Notes to be redeemed to, but excluding, the date fixed for redemption. If prevailing interest rates are lower at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the Offered Notes being redeemed. The Company’s redemption right also may adversely impact a purchaser’s ability to sell Offered Notes as the optional redemption date or period approaches and/or may adversely impact the price at which Offered Notes can be sold. See “Description of Offered Notes – Redemption of the Offered Notes”.

Any decision the Company may make at any time to redeem the Offered Notes will depend upon, among other things, its evaluation of the Company’s capital position, the terms and circumstances of any Rating Event or Tax Event, as applicable, and general market conditions at that time. The instruments governing the Company’s outstanding indebtedness also may limit the Company’s ability to redeem the Offered Notes. As a result, the holders of the Offered Notes may be required to bear the financial risks of an investment in the Offered Notes for an indefinite period of time.

The Company may defer interest payments on the Offered Notes at its option

So long as no Event of Default has occurred and is continuing, the Company may elect, at its sole option, to defer the interest payable on either or both series of the Offered Notes on one or more occasions for up to five consecutive years as described under “Description of Offered Notes – Deferral Period”. There is no limit on the number of Deferral Periods that may occur, such that following the end of any Deferral Period, if all amounts then due on the Offered Notes are paid, the Company could immediately start a new Deferral Period for up to five consecutive years. Such deferral will not constitute an Event of Default or any other breach under the Offered Notes or the U.S. Subordinated Indenture. While the deferral of interest payments continues, the Company and the Guarantor may make payments on any Bell Canada Senior Debt and Guarantor Senior Debt, respectively. In addition, the terms of other debt instruments may operate to restrict the Company’s ability to pay interest on the Offered Notes in certain circumstances.

To the extent a secondary market develops for the Offered Notes, any deferral of payments of interest on the Offered Notes is likely to have an adverse effect on the market price of the Offered Notes. As a result of the Company’s deferral right, or if investors perceive that there is a likelihood that the Company will exercise its deferral right, the market for the Offered Notes may become less active or be discontinued during such a Deferral Period, and the market price of the Offered Notes may be more volatile than the market prices of other securities in respect of which accrued interest or distributions may not be deferred and the market price of the Offered Notes may be more sensitive generally to adverse changes in the financial condition of the Company or the Guarantor. If the Company does decide to defer interest payments on the Offered Notes and you sell your Offered Notes during the period of that deferral, you may not receive the same return on your investment as a holder that continues to hold its Offered Notes until the Company pays the deferred interest at the end of the applicable Deferral Period. In addition, as a result of the Company’s right to defer interest payments, the market price of the Offered Notes may be more volatile than other securities that do not have these rights. See “Description of Offered Notes – Deferral Period”.

If the Company defers interest payments on the Offered Notes, there will be U.S. federal income tax consequences to holders of the Offered Notes

If the Company defers interest payments on the Offered Notes for one or more Deferral Periods, holders of the Offered Notes generally will be required to include amounts in income for U.S. federal income tax purposes during such period, regardless of their method of accounting for U.S. federal income tax purposes and even though they may not receive the cash attributable to that income during the Deferral Period.

If holders of the Offered Notes sell them before the record date for the payment of interest at the end of an Deferral Period, they will not receive such interest. Instead, the accrued interest will be paid to the holder of record on the record date regardless of who the holder of record may have been on any other date during the Deferral Period. Moreover, amounts that holders were required to include in income with respect to the Offered Notes during the Deferral Period will be added to such holders’ adjusted tax basis in the Offered Notes, but may not be reflected in the amount that such holder realizes on the sale. To the extent the amount realized on a sale is less than the holder’s adjusted tax basis, the holder generally will recognize a capital loss for U.S. federal income tax purposes. The deductibility of capital losses is subject to limitations. See “Material United States Federal Income Tax Consequences – Interest Income and Original Issue Discount”.

An active trading market for the Offered Notes may not develop or be sustained

The Offered Notes are new securities for which there currently is no market. We have not listed and do not intend to list the Offered Notes on any U.S. national securities exchange or quotation system. Although the underwriters have advised the Company that they currently intend to make a market in the Offered Notes after completion of the offering, they have no obligation to do so, and such market-making activities may be discontinued at any time and without notice. The Company cannot assure you that any market for the Offered Notes will develop or be sustained. If an active market is not developed or sustained, the market price and liquidity of the Offered Notes may be adversely affected.

The Offered Notes will have limited events of default

Under the terms of the U.S. Subordinated Indenture, the events of default in relation to each series of the Offered Notes will be limited to the events of default set forth in the section entitled “Description of Offered Notes – Events of Default”. The events of default under the Offered Notes are more limited than those typically available to unsubordinated creditors. An Event of Default under a series of Offered Notes occurs only if the Company: (a) defaults in the payment of any interest on such series of Offered Notes when due and payable, and such default continues for a period of 90 days (subject to the Company’s right, at its option, to defer interest payments on such series of Offered Notes as described under the heading “Description of Offered Notes – Deferral Period”); (b) defaults in the payment of the principal amount of or the applicable redemption price of such Offered Notes, as applicable, when due and payable, and such default continues for a period of five days; (c) files for bankruptcy or other events of bankruptcy, insolvency or reorganization specified in the U.S. Subordinated Indenture; or (d) defaults in the performance or observance of any covenant, agreement or condition of the U.S. Subordinated Indenture and such default continues for a period of 90 days after written notice has been given by (i) the U.S. Trustee to the Company specifying such default and requiring the Company to remedy the same or (ii) the holders of not less than 25% in principal amount of the debt securities of that series at the time outstanding to the Company and the U.S. Trustee specifying such default. See “Description of Offered Notes – Events of Default”.

Holders of the Offered Notes will have limited rights of acceleration

Holders of the Offered Notes and the U.S. Trustee under the U.S. Subordinated Indenture may accelerate payment of the principal and interest on the Offered Notes only upon the occurrence and continuation of certain events of default. Payment of principal and interest on the notes may be accelerated upon the occurrence of an Event of Default under the U.S. Subordinated Indenture related to failure to pay interest on the Offered Notes within 90 days after it is due, failure to pay the principal amount of or the applicable redemption price of such Offered Notes, as applicable, within five days after it is due, and certain events of bankruptcy, insolvency or reorganization specified in the U.S. Subordinated Indenture. Holders of the Offered Notes and the U.S. Trustee will not have the right to accelerate payment of the principal or interest on the Offered Notes upon the breach of any other covenant in the U.S. Subordinated Indenture. See “Description of Offered Notes – Events of Default”.

Rating Agencies may change their practices for rating the Offered Notes, which change may affect the market price of the Offered Notes

The Rating Agencies (as defined herein) that currently publish a rating for the Company, each of which is expected to initially publish a rating of the Offered Notes, or those that may in the future publish a rating for it, may, from time to time in the future, change the way they analyze securities with features similar to the Offered Notes. If the Rating Agencies change their practices for rating these types of securities in the future, and the ratings of the Offered Notes are subsequently lowered, that could have a negative impact on the trading prices of the Offered Notes.

The Interest Rate on the Offered Notes may fluctuate over time

The interest rate on the 2055-A Notes and 2055-B Notes from the Closing Date to the applicable First Reset Date will be   % and   % per annum, respectively. Beginning on the applicable First Reset Date, the interest rate on the 2055-A Notes and 2055-B Notes will reset for the Subsequent Fixed Rate Period at a rate per annum equal to the Five-Year U.S. Treasury Rate as of the most recent Interest Reset Determination Date, plus   % and   %, respectively; provided, that the interest rate during any Subsequent Fixed Rate Period will not reset below   % (which equals the initial interest rate on the 2055-A Notes) and   % (which equals the initial interest rate on the 2055-B Notes), respectively. Accordingly, the interest rate for a Subsequent Fixed Rate Period may decrease as compared to the interest rate for the prior Subsequent Fixed Rate Period. The Company has no control over the factors that may affect U.S. Treasury yields, including geopolitical, economic, financial, political, regulatory, judicial or other conditions or events. See “Description of Offered Notes – Interest”.

Historical U.S. Treasury yields are not an indication of future U.S. Treasury yields

As noted above, the annual interest rate on each series of Offered Notes for each Subsequent Fixed Rate Period will be set by reference to the Five-Year U.S. Treasury Rate as of the most recent Interest Reset Determination Date (provided, that the interest rate during any Subsequent Fixed Rate Period for a given series will not reset below the initial interest rate for such series). In the past, U.S. Treasury yields have experienced significant fluctuations. Historical levels, fluctuations and trends of U.S. Treasury yields are not necessarily indicative of future levels. Any historical upward or downward trend in U.S. Treasury yields is not an indication that U.S. Treasury yields are more or less likely to increase or decrease at any time after the applicable First Reset Date, and purchasers should not take the historical U.S. Treasury yields as an indication of the future U.S. Treasury yields.

The Company or any of its affiliates may assume the duties of the Calculation Agent and may have economic interests adverse to the interests of the holders of the Offered Notes

The Calculation Agent (as defined herein) will make certain determinations regarding the interest rate for each Subsequent Fixed Rate Period. Bell Canada or any of its affiliates may assume the duties of the Calculation Agent with respect to the Offered Notes. Any exercise of discretion by Bell Canada or its affiliates acting as Calculation Agent could present a conflict of interest. In making the required determinations, decisions and elections, Bell Canada or its affiliates may have economic interests that are adverse to the interests of holders of the Offered Notes, and those determinations, decisions or elections could have a material adverse effect on the yield on, value of and market for the Offered Notes. Any determination made by Bell Canada or its affiliates, acting as the Calculation Agent, will be final and binding absent manifest error.

USE OF PROCEEDS

The net proceeds to the Company from the offering of the Offered Notes will be approximately US$    for the 2055-A Notes (or approximately $    in Canadian dollars, converted using the Bank of Canada average daily exchange rate at February 7, 2025 of US$1.00 equals $1.4298) and approximately US$    for the 2055-B Notes (or approximately $    in Canadian dollars, converted using the Bank of Canada average daily exchange rate at February 7, 2025 of US$1.00 equals $1.4298), after deducting the underwriting discount and the other expenses related to the offerings. The Company intends to use the net proceeds from the offering of each series of the Offered Notes to repurchase, redeem or repay, as applicable, senior indebtedness of the Company and for other general corporate purposes.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of BCE as at September 30, 2024 on:

(a)	an actual basis; and

(b)

as adjusted to take into account (i) the issuance of US$    ($    in Canadian dollars converted using the Bank of Canada average daily exchange rate at February 7, 2025 of US$1.00 equals $1.4298) of 2055-A Notes and (ii) the issuance of US$   ($    in Canadian dollars converted using the Bank of Canada average daily exchange rate at February 7, 2025 of US$1.00 equals $1.4298) of 2055-B Notes, without giving effect to the applicable use of the net proceeds thereof. See “Use of Proceeds”.

This table should be read together with the BCE 2024 Third Quarter Interim Financial Statements (including the related notes thereto) and BCE 2024 Third Quarter MD&A, which are incorporated by reference herein.

	As at September 30, 2024
	Actual	As Adjusted
	($ millions)	($ millions)
Debt:
Debt due within one year	$7,475	$7,475
Long-term debt	32,606

Total debt	40,081
Equity:
Preferred shares	3,559	3,559
Common shares	20,860	20,860
Contributed surplus	1,271	1,271
Accumulated other comprehensive income	17	17
Deficit	(8,029)	(8,029)
Non-controlling interest	303	303

Total equity	17,981	17,981

Total capitalization	$58,062	$

As at September 30, 2024, the total consolidated debt of Bell Canada was $50,099 million. Included in this amount is debt of $10,001 million due to a related party, BCE, and $40 million due to a related party, Bell MTS Inc., in each case, at September 30, 2024. There has been no material change in the share and loan capital of Bell Canada since September 30, 2024, except in connection with the transactions referred to above.

EARNINGS COVERAGE RATIO

The following earnings coverage ratios are calculated for the 12-month periods ended December 31, 2023 and September 30, 2024, respectively, and give effect to the issuance and redemption of all long-term debt since January 1, 2024 and October 1, 2024, respectively, and to (i) the issuance of US$    ($    in Canadian dollars converted using the Bank of Canada average daily exchange rate at February 7, 2025 of US$1.00 equals $1.4298) of 2055-A Notes and (ii) the issuance of US$    ($    in Canadian dollars converted using the Bank of Canada average daily exchange rate at February 7, 2025 of US$1.00 equals $1.4298) of 2055-B Notes, as if these transactions occurred on January 1, 2024 and October 1, 2024, respectively.

After giving effect to the above transactions, BCE’s interest on debt requirements amounted to $    million and $    million for the 12-month periods ended December 31, 2023 and September 30, 2024, respectively. BCE’s net earnings attributable to owners of BCE before interest expense and income tax were $    million and $    million for the 12-month periods ended December 31, 2023 and September 30, 2024, respectively, which is     times and     times BCE’s interest on debt requirements for such periods. BCE’s net earnings attributable to owners of BCE before interest expense, income tax and non-controlling interest were $    million and $    million for the 12-month periods ended December 31, 2023 and September 30, 2024, respectively, which is     times and     times BCE’s interest on debt requirements for such periods.

The earnings coverage ratios set out above do not purport to be indicative of an earnings coverage ratio for any future period.

DESCRIPTION OF OFFERED NOTES

The following description of the Offered Notes is a summary of certain of their material attributes and characteristics, which does not purport to be complete in every detail and is qualified in its entirety by reference to the U.S. Subordinated Indenture. The following summary uses words and terms which have been defined in the accompanying prospectus and which are defined in the U.S. Subordinated Indenture. For full particulars of the terms of the Offered Notes, reference is made to the accompanying prospectus and the U.S. Subordinated Indenture.

General

Each series of the Offered Notes will be issued as a series of subordinated debt securities under the U.S. Subordinated Indenture. Although certain of Bell Canada’s various debt instruments may limit Bell Canada’s ability to create, issue or incur additional indebtedness (including in certain cases secured indebtedness), such additional indebtedness may, subject to certain conditions, be incurred. Bell Canada will not be subject to any such restrictions under the U.S. Subordinated Indenture. As such, there is no limit on the amount of subordinated debt securities (including debt securities that can rank senior or pari passu to the Offered Notes) that Bell Canada may issue pursuant to the U.S. Subordinated Indenture.

Each series of Offered Notes will be direct unsecured subordinated debt obligations of Bell Canada and, accordingly, in the event of a liquidation, dissolution or winding-up of Bell Canada, the payment of principal and interest on, and the applicable redemption price for, each series of the Offered Notes, as provided in the U.S. Subordinated Indenture, will be contractually subordinated in right of payment to the prior payment in full of all Bell Canada Senior Debt (as defined below) then outstanding.

Neither series of Offered Notes will be entitled to the benefit of any sinking fund.

Further Issuance

Under the U.S. Subordinated Indenture, Bell Canada may, without the consent of the holders of the Offered Notes, “reopen” the series of Offered Notes of which the applicable series of Offered Notes are a part and issue additional Offered Notes of such series from time to time in the future. The Offered Notes of a series offered by this prospectus supplement and any additional Offered Notes of such series that Bell Canada may issue in the future will constitute a single series of Offered Notes under the U.S. Subordinated Indenture, and will be treated as a single series with the Offered Notes being issued in the offerings, including for purposes of voting, redemptions and offers to purchase.

Under the U.S. Subordinated Indenture, Bell Canada may also issue additional notes in different series (each such series being a “series of notes”). The Offered Notes of each series of notes will be designated in such manner, will bear such date or dates and mature on such date or dates, will bear interest, if any, at such rate or rates accruing from and payable on such date or dates, may be issued at such times and in such denominations, may be redeemable before maturity in such manner and subject to payment of such premium or without premium, may be payable as to principal, interest and premium at such place or places and in such currency or currencies, will contain such subordination provisions and may contain such other provisions not inconsistent with the U.S. Subordinated Indenture, as may be determined by Bell Canada at or prior to the time of issue of the notes of such series of notes.

Global Securities

Upon original issuance, each series of Offered Notes will be represented by one or more global securities (the “Global Securities”) having an aggregate principal amount equal to that of the applicable series of Offered Notes represented thereby. Each Global Security will be deposited with, or on behalf of, DTC, as depositary, and registered in the name of Cede & Co. (or such other nominee as may be designated by DTC), as nominee of DTC. The Global Securities will bear legends regarding the restrictions on exchanges and registration of transfer thereof referred to below and any other matters as may be provided for by the U.S. Subordinated Indenture.

DTC has advised Bell Canada as follows:

DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants (as defined below) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Notwithstanding any provision of the U.S. Subordinated Indenture or the Offered Notes, no Global Security may be exchanged in whole or in part for Offered Notes registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than DTC or any nominee of DTC for such Global Security unless (i) DTC has notified Bell Canada that it is unwilling, unable or no longer permitted under applicable law to continue as depositary for the Global Security or has ceased to be qualified to act as such as required pursuant to the U.S. Subordinated Indenture, (ii) there shall have occurred and be continuing an Event of Default with respect to the Offered Notes represented by such Global Security or (iii) Bell Canada and the Guarantor each so direct the U.S. Trustee.

All Offered Notes issued in exchange for a Global Security or any portion thereof will be registered in such names as DTC may direct.

As long as DTC, or its nominee, is the registered holder of a Global Security, DTC or such nominee, as the case may be, will be considered the sole owner and holder of such Global Security and the Offered Notes represented thereby for all purposes under the Offered Notes and the U.S. Subordinated Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Offered Notes represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Offered Notes in exchange therefor and will not be considered to be the owners or holders of such Global Security or any Offered Notes represented thereby for any purpose under the Offered Notes or the U.S. Subordinated Indenture. All payments of principal of and interest on a Global Security will be made to DTC or its nominee, as the case may be, as the holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with DTC or its nominee (“participants”) and to persons that may hold beneficial interests through participants or indirect participants. In connection with the issuance of any Global Security, DTC will credit, in its book-entry registration and transfer system, the respective principal amounts of Offered Notes represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC’s participants and indirect participants.

Maturity

The 2055-A Notes will mature on    , 2055 (the “2055-A Maturity Date”) and the 2055-B Notes will mature on   , 2055 (the “2055-B Maturity Date” and, together with the 2055-A Maturity Date, each, a “Maturity Date”).

Interest

The 2055-A Notes will bear interest (i) from and including   , 2025, to but excluding   , 2030 at an annual rate of   % and thereafter (ii) from and including each 2055-A Interest Reset Date with respect to each Subsequent Fixed Rate Period (as defined below) to but excluding, the next succeeding 2055-A Interest Reset Date, the 2055-A Maturity Date or the date of redemption, as the case may be, at an annual rate, to be reset on each 2055-A Interest Reset Date, equal to the Five-Year U.S. Treasury Rate (as defined below) as of the most recent Interest Reset Determination Date (as defined below), plus a spread of   %; provided, that the interest rate during any Subsequent Fixed Rate Period will not reset below  % (which equals the initial interest rate on the 2055-A Notes).

The 2055-B Notes will bear interest (i) from and including   , 2025, to but excluding   , 2035 at an annual rate of   % and thereafter (ii) from and including each 2055-B Interest Reset Date with respect to each Subsequent Fixed Rate Period to but excluding, the next succeeding 2055-B Interest Reset Date, the 2055-B Maturity Date or the date of redemption, as the case may be, at an annual rate, to be reset on each 2055-B Interest Reset Date, equal to the Five-Year U.S. Treasury Rate as of the most recent Interest Reset Determination Date, plus a spread of   %; provided, that the interest rate during any Subsequent Fixed Rate Period will not reset below   % (which equals the initial interest rate on the 2055-B Notes).

Subject to Bell Canada’s right to defer interest payments as described below, interest on the 2055-A Notes will be payable semi-annually in arrears on     and     of each year, commencing on   , 2025 (each such semi-annual interest payment date, a “2055-A Interest Payment Date”) to the person in whose name such 2055-A Note is registered at the close of business on each     or    , as applicable, preceding such 2055-A Interest Payment Date (whether or not a Business Day), provided that interest payable at maturity or on a redemption date will be paid to the person to whom principal is payable.

Subject to Bell Canada’s right to defer interest payments as described below, interest on the 2055-B Notes will be payable semi-annually in arrears on     and     of each year, commencing on   , 2025 (each such semi-annual interest payment date, a “2055-B Interest Payment Date” and, together with each 2055-A Interest Payment Date, each, an “Interest Payment Date”) to the person in whose name such 2055-B Note is registered at the close of business on each     or    , as applicable, preceding such 2055-B Interest Payment Date (whether or not a Business Day), provided that interest payable at maturity or on a redemption date will be paid to the person to whom principal is payable.

Unless all of the outstanding Offered Notes of a series have been redeemed as of the applicable First Reset Date, Bell Canada will appoint a calculation agent (the “Calculation Agent”) with respect to such Offered Notes prior to the Interest Reset Determination Date preceding the First Reset Date. Bell Canada or any of its affiliates may be appointed as the Calculation Agent. The applicable interest rate for each Subsequent Fixed Rate Period will be determined by the Calculation Agent as of the applicable Interest Reset Determination Date. If Bell Canada or one of its affiliates is not the Calculation Agent, the Calculation Agent will notify Bell Canada of the interest rate for the relevant Subsequent Fixed Rate Period promptly upon such determination. Bell Canada will notify the U.S. Trustee of such interest rate, promptly upon making or being notified of such determination. The Calculation Agent’s determination of any interest rate and its calculation of the amount of interest for any Subsequent Fixed Rate Period beginning on or after the First Reset Date will be conclusive and binding absent manifest error, will be made in the Calculation Agent’s sole discretion and, notwithstanding anything to the contrary in the documentation relating to the Offered Notes, will become effective without consent from any other person or entity. Such determination of any interest rate and calculation of the amount of interest will be on file at Bell Canada’s principal offices and will be made available to any holder of the Offered Notes upon request.

Interest for each period between Interest Payment Dates will be calculated on the basis of a 360-day year consisting of twelve 30-day months and, for any period shorter than six months, on the basis of the actual number of days elapsed per 30-day month. For the purposes of disclosure under the Interest Act (Canada), and without affecting the interest payable on the Offered Notes, whenever the interest rate on the Offered Notes is to be calculated on the basis of a period of less than a calendar year, the yearly interest rate equivalent for such interest rate will be the interest rate multiplied by the actual number of days in the relevant calendar year.

The principal of, interest and premium (if any) on, and any redemption price of, the Offered Notes will be paid in lawful money of the United States.

If an Interest Payment Date falls on a day that is not a Business Day, the Interest Payment Date will be postponed to the next succeeding Business Day, and no further interest will accrue in respect of such postponement. In addition, if a redemption date or a Maturity Date of the Offered Notes falls on a day that is not a Business Day, the payment of any amounts owing in respect of the Offered Notes will be made on the next succeeding Business Day and no interest on such payment will accrue for the period from and after the redemption date or the Maturity Date, as applicable.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in the City of Montréal, the City of Toronto or the City of New York, New York are authorized or obligated by law or executive order to close.

“Five-Year U.S. Treasury Rate” means, as of any Interest Reset Determination Date, as applicable, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published H.15 (as defined below), for the U.S. Treasury security with a maturity of five years from the next Interest Reset Date and trading in the public securities market or (2) if there is no such published U.S. Treasury security with a maturity of five years from the next Interest Reset Date and trading in the public securities market, the rate will be determined by the Calculation Agent by interpolation or extrapolation on a straight line basis between the most recent weekly average yield to maturity for two series of U.S. Treasury securities trading in the public securities market, (A) one maturing as close as possible to, but earlier than, the Interest Reset Date following the next succeeding Interest Reset Determination Date, and (B) the other maturing as close as possible to, but later than, the Interest Reset Date following the next succeeding Interest Reset Determination Date, in each case as published in the most recently published H.15.

If the H.15 is no longer published or the Five-Year U.S. Treasury Rate cannot be determined pursuant to the methods described in clauses (1) or (2) above, then the Five-Year U.S. Treasury Rate will be the Five-Year U.S. Treasury Rate in effect for the prior Subsequent Fixed Rate Period, or, in the case of each of the 2055-A First Reset Date and the 2055-B First Reset Date,   %.

“H.15” means the daily statistical release designated as such, or any successor publication as determined by the Calculation Agent in its sole discretion, published by the Board of Governors of the United States Federal Reserve System, and “most recently published H.15” means the H.15 published closest in time but prior to the close of business on the applicable Interest Reset Determination Date.

“Interest Reset Determination Date” means, for any Subsequent Fixed Rate Period, the date that is one Business Day prior to the first day of such Subsequent Fixed Rate Period.

“Subsequent Fixed Rate Period” means, with respect to each series of the Offered Notes, the period from, and including, the applicable First Reset Date to, but excluding, the next applicable Interest Reset Date and each five-year period thereafter from, and including, the most recent Interest Reset Date to, but excluding, the next Interest Reset Date (or the Maturity Date or date of redemption, as applicable).

Specified Denomination

Each series of Offered Notes will be issued only in fully registered form, without coupons, in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

Deferral Period

So long as no Event of Default has occurred and is continuing, Bell Canada may elect, at its option, on any date other than an Interest Payment Date, to defer the interest payable on either or both series of the Offered Notes on one or more occasions for a Deferral Period. There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an Event of Default or any other breach under the U.S. Subordinated Indenture (as defined herein) or the Offered Notes. Deferred interest will accrue at the then-applicable interest rate for such series of Offered Notes (as reset from time to time in accordance with the terms of such series of Offered Notes), compounding on each applicable subsequent Interest Payment Date, until paid, to the extent permitted by applicable law. A Deferral Period with respect to a series of Offered Notes terminates on any Interest Payment Date where Bell Canada pays all accrued and unpaid interest (including deferred interest, as applicable) in respect of such series of Offered Notes on such date. No Deferral Period may extend beyond the applicable Maturity Date and, for greater certainty, all accrued and unpaid interest (including deferred interest, as applicable, to the extent permitted by law) in respect of any applicable series of Offered Notes shall be due and payable on the applicable Maturity Date or any date fixed for redemption of such Offered Notes, as applicable.

Bell Canada will give the holders of the Offered Notes written notice of its election to commence or continue a Deferral Period at least 10 and not more than 60 days before the next Interest Payment Date.

Dividend Stopper Undertaking

Unless Bell Canada has paid all interest that has been deferred or is then payable on the Offered Notes, neither the Guarantor nor Bell Canada will:

(i) declare any dividend on the Dividend Restricted Shares or pay any interest on any Junior Parity Indebtedness;

(ii) redeem, purchase or otherwise retire any Dividend Restricted Shares or Junior Parity Indebtedness; or

(iii) make any payment to holders of, or in respect of, any of the Dividend Restricted Shares or any of the Junior Parity Indebtedness in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Junior Parity Indebtedness, respectively

(the foregoing is referred to as the “Dividend Stopper Undertaking”).

However, during a Deferral Period, Bell Canada and the Guarantor may:

(a) declare and pay dividends or distributions payable solely in common shares in the capital of Bell Canada or the Guarantor, together with cash in lieu of any fractional shares, or options, warrants or rights to subscribe for or purchase common shares in the capital of Bell Canada or the Guarantor;

(b) redeem, purchase or otherwise retire any Dividend Restricted Shares out of the net cash proceeds of a substantially concurrent issue of Dividend Restricted Shares;

(c) redeem, purchase or otherwise retire any Dividend Restricted Shares or rights to subscribe for Dividend Restricted Shares pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Dividend Restricted Shares or such rights if under a shareholders rights plan;

(d) reclassify Bell Canada’s or the Guarantor’s Dividend Restricted Shares or exchange or convert Dividend Restricted Shares for another class or series of Bell Canada’s or the Guarantor’s share capital;

(e) purchase fractional interests in Dividend Restricted Shares pursuant to the conversion or exchange provisions of such Dividend Restricted Shares or the security being converted or exchanged;

(f) purchase, acquire or withhold Dividend Restricted Shares in connection with the issuance or delivery by Bell Canada or the Guarantor of Dividend Restricted Shares under any dividend reinvestment plan or related to any employment contract, incentive plan, benefit plan or other similar arrangement for Bell Canada’s or the Guarantor’s directors, officers, employees, consultants or advisors;

(g) declare and pay any dividend on any Dividend Restricted Shares of Bell Canada to the extent owned directly or indirectly by the Guarantor; or

(h) redeem, purchase or otherwise retire any Dividend Restricted Shares of Bell Canada to the extent owned directly or indirectly by the Guarantor.

For these purposes:

“Dividend Restricted Shares” means, (i) in respect of the Guarantor, collectively, the common shares and preferred shares in the capital of the Guarantor, and (ii) in respect of Bell Canada, collectively, the common shares and preferred shares in the capital of Bell Canada.

“Junior Parity Indebtedness” means (i) in respect of the Guarantor, any class or series of the Guarantor’s indebtedness currently outstanding or hereafter created which expressly ranks equally (pari passu) with the Guarantee, and (ii) in respect of Bell Canada, any class or series of Bell Canada’s indebtedness currently outstanding or hereafter created which expressly ranks equally (pari passu) with the Offered Notes as to distributions upon liquidation, dissolution or winding-up.

It is in Bell Canada’s interest to ensure that interest on the Offered Notes is timely paid so as to avoid triggering the Dividend Stopper Undertaking.

Redemption of the Offered Notes

Optional Redemption

Bell Canada will be entitled, at its option, to redeem either or both series of the Offered Notes, in whole at any time or in part from time to time, by giving prior notice of not less than 10 days nor more than 60 days to the holders of the applicable series of Offered Notes, and upon such conditions as may be specified in the applicable notice of redemption, at a redemption price equal to 100% of the principal amount thereof: (a) on any day in the period commencing on and including the date that is 90 days prior to the applicable First Reset Date and ending on and including such First Reset Date; and (b) thereafter, on any applicable Interest Payment Date, in each case together with accrued and unpaid interest (including deferred interest, as applicable) to, but excluding, the date fixed for redemption. Offered Notes that are redeemed shall be cancelled and shall not be reissued.

In the case of a partial redemption, selection of the Offered Notes for redemption will be made in the case of Global Securities in accordance with DTC’s applicable procedures or in the case of certificated securities by lot. No Offered Notes of a principal amount of $2,000 or less will be redeemed in part. If any Offered Note is to be redeemed in part only, the notice of redemption that relates to the applicable Offered Note will state the portion of the principal amount of the applicable Offered Note to be redeemed. A new Offered Note in a principal amount equal to the unredeemed portion of the applicable Offered Note will be issued in the name of the holder of the applicable Offered Note upon surrender for cancellation of the original applicable Offered Note. For so long as the Offered Notes are held by DTC (or another depositary), the redemption of the Offered Notes shall be done in accordance with the policies and procedures of such depositary.

Intent Based Disclosure

In the event that Bell Canada redeems or purchases any of the Offered Notes, Bell Canada intends (without thereby assuming a legal obligation) to do so only to the extent the aggregate redemption or purchase price is equal to or less than the net proceeds, if any, received by Bell Canada from new issuances during the period commencing on the 360th calendar day prior to the date of such redemption or purchase of securities which are assigned at the time of sale or issuance, an aggregate equity credit that is equal to or greater than the equity credit assigned to the Offered Notes to be redeemed or purchased (but taking into account any changes in hybrid capital methodology or another relevant methodology or the interpretation thereof since the issuance of the Offered Notes), unless the Offered Notes are redeemed pursuant to a Rating Event or a Tax Event.

Redemption on Tax Event

At any time on or within 90 days following the occurrence of a Tax Event, Bell Canada may, at its option, by giving not less than 10 days’ nor more than 60 days’ prior notice to the holders of the applicable series of Offered Notes, redeem all (but not less than all) of either or both series of the Offered Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, as applicable) to, but excluding, the date fixed for redemption.

For these purposes:

“Administrative Action” means any judicial decision, administrative pronouncement, published or private ruling, regulatory procedure, rule, notice, announcement, assessment or reassessment (including without limitation any notice or announcement of intent to adopt or issue such decision, pronouncement, ruling, procedure, rule, notice, announcement, assessment or reassessment).

“Tax Event” means Bell Canada has received an opinion of independent counsel of a nationally recognized law firm in Canada or the United States experienced in such matters (who may be counsel to Bell Canada) to the effect that, as a result of:

(a) any amendment to, clarification of or change (including without limitation any announced prospective change) in the laws, or any regulations thereunder, or any application or interpretation thereof, of Canada or the United States, or any political subdivision or taxing authority thereof or therein, affecting taxation;

(b) any Administrative Action; or

(c) any amendment to, clarification of or change (including any announced prospective change) in the official position with respect to or the interpretation of any Administrative Action or any interpretation or pronouncement that provides for a position with respect to such Administrative Action that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, irrespective of the manner in which such amendment, clarification, change, Administrative Action, interpretation or pronouncement is made known, which amendment, clarification, change or Administrative Action is effective or which interpretation, pronouncement or Administrative Action is announced on or after the date of the issue of the Offered Notes, there is more than an insubstantial risk (assuming any proposed or announced amendment, clarification, change, interpretation, pronouncement or Administrative Action is effective and applicable) that Bell Canada (i) is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, deduction of expense, taxable capital or taxable paid-up capital with respect to the Offered Notes (including without limitation the treatment by Bell Canada of interest on the Offered Notes and the deductibility of such interest), as or as would be reflected in any tax return or form filed, to be filed, or otherwise could have been filed, will not be respected by a taxing authority or (ii) is, or may be, obligated to pay, on the next Interest Payment Date for the Offered Notes of that series, Additional Amounts (as defined below) with respect to any Offered Notes of that series as described under “Additional Amounts” below.

For greater clarity, if there is a Tax Event on or after the date that is 90 days prior to a First Reset Date with respect to a series of Offered Notes, Bell Canada may elect an optional redemption of such series of Offered Notes, as described under “Optional Redemption” above, rather than a redemption by way of the Tax Event optional redemption right.

Redemption on Rating Event

At any time on or within 90 days following the occurrence of a Rating Event, Bell Canada may, at its option, by giving not less than 10 days’ nor more than 60 days’ prior notice to the holders of the applicable series of Offered Notes, redeem all (but not less than all) of either or both series of Offered Notes at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, as applicable) to, but excluding, the date fixed for redemption.

For these purposes, a “Rating Event” shall be deemed to occur if any Rating Agency (as defined below), following the initial rating of the Offered Notes by such Rating Agency, amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Offered Notes, which amendment, clarification or change results in (a) the shortening of the length of time the Offered Notes are assigned a particular level of equity credit by that Rating Agency as compared to the length of time the Offered Notes would have been assigned that level of equity credit by that Rating Agency or its predecessor on the initial rating of the Offered Notes by such Rating Agency; or (b) the lowering of the equity credit (including up to a lesser amount) assigned to the Offered Notes by that Rating Agency compared to the equity credit assigned by that Rating Agency or its predecessor on the initial rating of the Offered Notes by such Rating Agency.

For these purposes, “Rating Agencies” means, with respect to a series of Offered Notes, each of Moody’s Investors Service, Inc. (“Moody’s”), S&P Global Ratings, a division of S&P Global Inc. (“S&P”) and DBRS Limited (“DBRS”) as long as, in each case, it has not ceased to rate such Offered Notes or failed to make a rating of such Offered Notes publicly available for reasons outside of Bell Canada’s control; provided that if one or more of Moody’s, S&P or DBRS ceases to rate such Offered Notes or fails to make a rating of such Offered Notes publicly available for reasons outside of Bell Canada’s control, Bell Canada may select any other “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the Securities Exchange Act of 1934, as amended, as a replacement agency for such one or more of them, as the case may be.

For greater clarity, if there is a Rating Event on or after the date that is 90 days prior to a First Reset Date with respect to a series of Offered Notes, Bell Canada may elect an optional redemption of such series of Offered Notes, as described under “Optional Redemption” above, rather than a redemption by way of the Rating Event optional redemption right.

Ranking and Subordination of the Offered Notes

Each series of Offered Notes will be direct unsecured subordinated obligations of Bell Canada. The obligations of Bell Canada under the Offered Notes will be contractually subordinated in right of payment to all present and future Bell Canada Senior Debt, and will be structurally subordinated in right of payment to all indebtedness and obligations of Bell Canada’s subsidiaries. The payment of principal, premium (if any) and interest and certain other amounts on the Offered Notes will rank senior to all of Bell Canada’s equity (including preferred equity).

In the event: (a) of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of Bell Canada or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding-up of Bell Canada, whether or not involving insolvency or bankruptcy; or (b) subject to the subordination provisions in the U.S. Subordinated Indenture, that: (i) a default has occurred with respect to the payment of principal of or interest on or other monetary amounts due and payable on any Bell Canada Senior Debt; or (ii) there has occurred an event of default (other than a default in the payment of principal or interest or other monetary amounts due and payable) in respect of any Bell Canada Senior Debt, as defined in the instrument under which such Bell Canada Senior Debt is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both), and such event of default has continued beyond the period of grace, if any, in respect thereof, and, in the cases of paragraphs (i) and (ii), such default or event of default has not been cured or waived or has not ceased to exist; or (c) that the principal of and accrued interest on the Offered Notes has been declared due and payable pursuant to the U.S. Subordinated Indenture and such declaration has not been rescinded and annulled as provided therein, then, among other things, the holders of all Bell Canada Senior Debt are first entitled to receive payment of the full amount due thereon, or provision shall be made for such payment in money or money’s worth, before the holders of the Offered Notes are entitled to receive a payment on account of the principal of or interest on the indebtedness evidenced by the Offered Notes, including, without limitation, any payments made pursuant to any redemption or purchase for cancellation. As a result of these subordination provisions, in the event of Bell Canada’s insolvency, holders of the Offered Notes may recover rateably less than senior (or less deeply subordinated) creditors of Bell Canada.

For purposes of the U.S. Subordinated Indenture and anything therein to the contrary notwithstanding, the Offered Notes shall rank equally in right of payment with any Junior Parity Indebtedness, such Junior Parity Indebtedness shall not constitute Bell Canada Senior Debt with respect to the Offered Notes, and the Offered Notes shall not constitute Bell Canada Senior Debt with respect to such Junior Parity Indebtedness.

For these purposes:

“1996 Indenture Subordinated Debentures” means the subordinated debentures issued under the 1996 Subordinated Indenture.

“1996 Subordinated Indenture” means the indenture dated as of April 17, 1996 and indentures supplemental thereto executed by Bell Canada in favour of Montreal Trust Company (the predecessor company of Computershare Trust Company of Canada), as trustee (as amended and supplemented from time to time in accordance with the terms thereof).

“Bell Canada Senior Debt” means the principal of, premium, if any, interest on and all other amounts in respect of: (i) indebtedness for borrowed money, other than indebtedness represented by the Offered Notes, issued, assumed or guaranteed by Bell Canada, including all present or future obligations of Bell Canada under the 1996 Indenture Subordinated Debentures and the 1996 Subordinated Indenture, or for the deferred purchase price of property (including, without limitation, by means of debt instruments and finance leases and any liability evidenced by bonds, debentures, notes or similar instruments); (ii) all other liabilities of Bell Canada created, incurred, assumed or guaranteed by Bell Canada; and (iii) renewals, extensions or refunding of any indebtedness referred to in (i) or (ii) of this definition, except that Bell Canada Senior Debt will not include, in each case, indebtedness or other liabilities which by their terms rank in right of payment equally with or subordinate to the Offered Notes (including Junior Parity Indebtedness).

As of September 30, 2024, Bell Canada had total liabilities of $53.4 billion on a consolidated basis, which includes Bell Canada Senior Debt and liabilities of Bell Canada’s consolidated subsidiaries that are structurally senior in right of payment to the Offered Notes.

The Guarantee

BCE will fully, irrevocably and unconditionally guarantee, on a junior subordinated basis, the full and timely payment when due, whether at stated maturity, by required payment, acceleration, declaration, demand or otherwise, of all of the payment obligations of Bell Canada under the U.S. Subordinated Indenture (the “Guarantee”). The Guarantee will be contractually subordinated in right of payment to the prior payment in full of all present and future Guarantor Senior Debt, and will be structurally subordinated to all indebtedness and obligations of BCE’s subsidiaries (other than Bell Canada, with respect to which the Offered Notes will be contractually subordinated to all present and future Bell Canada Senior Debt). The Guarantee of the Offered Notes by BCE will rank equally (pari passu) in right of payment to BCE’s guarantee of Bell Canada’s payment obligations under any future debt securities which by their terms rank equally (pari passu) in right of payment to the Offered Notes. The obligations of BCE under the Guarantee will rank senior to all of BCE’s equity (including preferred equity).

For these purposes, “Guarantor Senior Debt” means the principal of, premium, if any, interest on and all other amounts in respect of: (i) indebtedness, for borrowed money, other than indebtedness represented by the Guarantee, issued, assumed or guaranteed by BCE, including all present or future obligations of BCE in respect of its guarantee of Bell Canada’s obligations under the 1996 Indenture Subordinated Debentures and the 1996 Subordinated Indenture, or for the deferred purchase price of property (including, without limitation, by means of debt instruments and finance leases and any liability evidenced by bonds, debentures, notes or similar instruments); (ii) all other liabilities of BCE created, incurred, assumed or guaranteed by BCE; and (iii) renewals, extensions or refunding of any indebtedness referred to in (i) or (ii) of this definition, except that Guarantor Senior Debt will not include, in each case, indebtedness or other liabilities which by their terms rank in right of payment equally with or subordinate to the Guarantee (including BCE’s guarantee of Bell Canada’s obligations under Junior Parity Indebtedness).

As of September 30, 2024, the Guarantor had total liabilities of $54.7 billion on a consolidated basis, which includes Guarantor Senior Debt and liabilities of the Guarantor’s consolidated subsidiaries that are structurally senior in right of payment to the Guarantor’s obligations under the Guarantee.

BCE’s obligations under the Guarantee shall be irrevocable and unconditional, irrespective of, shall not be affected or limited by, and shall not be subject to any defense, setoff, counterclaim or termination by reason of: (i) the legality, genuineness, validity, regularity or enforceability of the Guarantee or the liabilities of Bell Canada guaranteed thereby; (ii) any provision of applicable law or regulation prohibiting the payment by Bell Canada of the Offered Notes; or (iii) any other fact or circumstance which might otherwise constitute a defense to a Guarantee. The liability of BCE under the Guarantee will be direct and unconditional and may be enforced without requiring the U.S. Trustee first to resort to any other right or security. For further information on the Guarantee, see “Description of the Debt Securities – The Indentures – Guarantee” in the accompanying prospectus.

The Guarantor has no right of subrogation, reimbursement or indemnity whatsoever against Bell Canada, nor any right of recourse to security for its obligations under the Guarantee, unless and until all Offered Notes have been finally and irrevocably paid in full. The obligations of the Guarantor under the U.S. Subordinated Indenture and the Guarantee shall be continuing obligations. The liability of the Guarantor shall be discharged or satisfied only upon full payment and performance by either Bell Canada or the Guarantor of all the payment obligations of Bell Canada under the Offered Notes.

Events of Default

An “Event of Default” in respect of a series of the Offered Notes will occur only if the Company: (a) defaults in the payment of any interest on such series of Offered Notes when due and payable, and such default continues for a period of 90 days (subject to the Company’s right, at its option, to defer interest payments on such series of Offered Notes as described under the heading “Description of Offered Notes – Deferral Period”); (b) defaults in the payment of the principal amount of or the applicable redemption price of such Offered Notes, as applicable, when due and payable, and such default continues for a period of five days; (c) files for bankruptcy or other events of bankruptcy, insolvency or reorganization specified in the U.S. Subordinated Indenture; or (d) defaults in the performance or observance of any covenant, agreement or condition of the U.S. Subordinated Indenture and such default continues for a period of 90 days after written notice has been given by (i) the U.S. Trustee to the Company specifying such default and requiring the Company to remedy the same or (ii) the holders of not less than 25% in principal amount of the debt securities of that series at the time outstanding to the Company and the U.S. Trustee specifying such default.

However, if an Event of Default described in clause (d) above occurs and is continuing, neither the U.S. Trustee nor the holders of the Offered Notes will be entitled to declare the principal of the Offered Notes, or accrued or unpaid interest thereon, to be due and payable immediately. However, the holders and the U.S. Trustee may exercise the other rights and remedies available under the U.S. Subordinated Indenture upon the occurrence of an Event of Default. No Event of Default with respect to the Offered Notes will necessarily constitute an event of default with respect to any other series of securities that may be issued under the U.S. Subordinated Indenture, and no event of default with respect to any such other series will necessarily constitute an Event of Default with respect to the Offered Notes. See “Risk Factors – Holders of the Offered Notes will have limited rights of acceleration”.

For the avoidance of doubt, the events of default stated in this section shall be the only events of default applicable to the Offered Notes.

If an Event of Default with respect to a series of Offered Notes has occurred and is continuing, the U.S. Trustee may in its discretion and shall upon the request in writing of the holders of 25% in principal amount of such series of Offered Notes then outstanding, subject to any waiver of default under the U.S. Subordinated Indenture, by notice in writing to Bell Canada declare the principal and interest (including deferred interest, as applicable) on all Offered Notes of such series then outstanding under the U.S. Subordinated Indenture and other money payable thereunder to be due and payable. In such a case, the Company will, upon demand of the U.S. Trustee, pay to the U.S. Trustee, for the benefit of the holders of the Offered Notes of such series, the whole amount then due and payable on the Offered Notes of such series for principal and any premium and interest and, to the extent that payment of such interest would be legally enforceable, interest on any overdue principal and premium and on any overdue interest, at the rate or rates prescribed therefor in the Offered Notes of such series. Such payment when made discharges Bell Canada’s obligations under the U.S. Subordinated Indenture with respect to such series of Offered Notes.

Open Market Purchases

Bell Canada will have the right at any time and from time to time to purchase the Offered Notes in the market, by tender or by private contract at any price.

No Restriction on Other Indebtedness Under the U.S. Subordinated Indenture

Although certain of Bell Canada’s various debt instruments limit Bell Canada’s ability to create, issue or incur additional indebtedness (including in certain cases secured indebtedness), such additional indebtedness may, subject to certain conditions, be incurred, and Bell Canada will not be subject to any such restrictions under the U.S. Subordinated Indenture. In the event that Bell Canada creates, issues or incurs additional indebtedness, such indebtedness would, in the event of the insolvency, dissolution or winding-up of Bell Canada, depending on the terms of such indebtedness, rank in right of payment in priority to, equally with or subordinate each series of the Offered Notes.

Certain Notices

With respect to any Offered Notes represented by a Global Security, notices to be given to the holders of the Offered Notes will be deemed to have been fully and duly given to the holders when given to DTC, or its nominee, in accordance with DTC’s policies and procedures. Bell Canada believes that DTC’s practice is to inform its participants of any such notice it receives, in accordance with its policies and procedures. Persons who hold beneficial interests in the Offered Notes through DTC or its direct or indirect participants may wish to consult with them about the manner in which notices and other communications relating to the Offered Notes may be given and received through the facilities of DTC. None of Bell Canada, BCE or the U.S. Trustee or any of their respective agents will have any responsibility with respect to those policies and procedures or for any notices or other communications among DTC, its direct and indirect participants and the beneficial owners of the Offered Notes in global form, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

With respect to any Offered Notes not represented by a Global Security, notices to be given to the holders of the Offered Notes will be deemed sufficient if mailed to the holders within the period prescribed for the giving of such notice.

Neither the failure to give any notice nor any defect in any notice given to a particular holder will affect the sufficiency of any notice given to another holder.

Additional Amounts

All payments made by Bell Canada or the Guarantor in respect of the Offered Notes will be made free and clear of, and without withholding or deduction for or on account of, any tax, duty, assessment or other governmental charge of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of any taxing jurisdiction in which Bell Canada or the Guarantor is organized, resident or doing business for tax purposes, or from or through which any payment is made by or on behalf of Bell Canada or the Guarantor, or any political subdivision thereof or therein (a “Relevant Taxing Jurisdiction”; and each such tax, duty, assessment or other governmental charge, along with any related interest, penalties or additions to tax, “Taxes”), unless such withholding or deduction is required by law. If any applicable withholding agent is required by law to make any such withholding or deduction, Bell Canada or the Guarantor, as the case may be, shall pay such additional amounts (“Additional Amounts”) as will result in receipt by a Beneficial Tax Owner (as defined in the next sentence) of the Offered Notes of such amounts, after all required withholdings or deductions (including with respect to the Additional Amounts), as would have been received by such Beneficial Tax Owner had no such withholding or deduction been required. “Beneficial Tax Owner” means, with respect to any applicable withholding Tax, the person in respect of which such withholding tax is imposed.

However, no Additional Amounts will be payable with respect to a payment made to a holder or Beneficial Tax Owner of the Offered Notes for or in respect of:

(1)	any Taxes that would not have been imposed but for:

(A)

the existence of any present or former connection between the relevant holder or such Beneficial Tax Owner and the Relevant Taxing Jurisdiction, other than as a result of merely acquiring, holding, owning, receiving payment on, disposing of or enforcing such Offered Notes;

(B)

the presentation of such Offered Notes (where presentation is required) for payment more than 30 days after the date such payment was due and payable or was provided for, whichever is later, except to the extent that Additional Amounts would have been payable had such Offered Notes been presented on the last day of such 30-day period;

(C)

with respect to any Canadian withholding tax, (i) the holder or Beneficial Tax Owner of such Offered Notes not dealing at arm’s length, within the meaning of the Income Tax Act (Canada) (the “Income Tax Act”), with Bell Canada or the Guarantor at the relevant time, (ii) Bell Canada or the Guarantor having an obligation to pay an amount under or in respect of such Offered Notes to a person, other than the recipient of the interest, with which Bell Canada or the Guarantor is not dealing at arm’s length, within the meaning of the Income Tax Act; or (iii) Bell Canada or the Guarantor being a “specified entity” (as defined in subsection 18.4(1) of the Tax Act) in respect of the holder or Beneficial Tax Owner; or

(D)

with respect to any Canadian withholding tax, the holder or Beneficial Tax Owner of such Offered Notes being a “specified non-resident shareholder”, or not dealing at arm’s length with any “specified shareholder” within the meaning of the Income Tax Act, of Bell Canada or the Guarantor for the purposes of the thin capitalization rules in the Income Tax Act;

(2)	any estate, inheritance, gift, sales, transfer, personal property or similar Tax;

(3)

any Taxes imposed by reason of the failure of the holder or Beneficial Tax Owner of Offered Notes to comply with certification, information, documentation or other reporting requirements that such holder or Beneficial Tax Owner is legally eligible to comply with after receiving a reasonable written advance request from Bell Canada or the Guarantor to so comply, if such compliance is required or imposed by a statute, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from or reduction in all or part of such Taxes;

(4)

any Taxes payable otherwise than by deduction or withholding from payments in respect of the Offered Notes or under the Guarantee (other than any Taxes imposed pursuant to Part XIII of the Income Tax Act or Section 803 of the regulations made under the Income Tax Act);

(5)

any U.S. federal withholding Taxes imposed pursuant to Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (the “Code”) as of the date hereof (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future Treasury Regulations or other official administrative guidance promulgated thereunder (and including, for the avoidance of doubt, pursuant to any agreement entered into pursuant to Section 1471(b)(1) of the current Code (or any amended or successor version described above)) or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code;

(6)

any Taxes imposed with respect to any payment of principal of (or premium, if any, on) or interest on such Offered Notes by Bell Canada or the Guarantor to any holder or Beneficial Tax Owner who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such a beneficiary, settlor, member or beneficial owner been the actual holder or Beneficial Tax Owner of such Offered Notes; or

(7)	any combination of items (1) through (6) above.

Bell Canada or the Guarantor, if it is the applicable withholding agent, shall (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. Bell Canada shall make commercially reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from the Relevant Taxing Jurisdiction. Bell Canada shall furnish to the U.S. Trustee, within 60 days after the date the payment of any Taxes so deducted or withheld is due pursuant to applicable law, either certified copies of tax receipts evidencing such payment or, if such receipts are not obtainable, other evidence of such payments.

At least 30 days prior to each date on which any payment in respect of each series of Offered Notes is due and payable, if Bell Canada or the Guarantor will be obligated to pay Additional Amounts with respect to such payment, Bell Canada or the Guarantor shall deliver to the U.S. Trustee an officer’s certificate stating that such Additional Amounts shall be payable and the amounts so payable and will set forth such other information necessary to enable the applicable paying agent to pay such Additional Amounts to the holders of such Offered Notes or the Beneficial Tax Owners on the payment date.

Whenever in the U.S. Subordinated Indenture there is mentioned, in any context, the payment of amounts based upon the principal of, premium, if any, interest or any other amount payable under or in respect of any Offered Notes or under the Guarantee thereof, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Covenants

In addition to the covenants described in the accompanying prospectus under “Description of the Debt Securities – U.S. Subordinated Indenture – Covenants”, covenants to the following effect will apply to each series of the Offered Notes:

(1)

Corporate Existence. Subject to the provision described under the heading “Description of the Debt Securities – U.S. Subordinated Indenture – Consolidation, Merger, Conveyance or Transfer” in the accompanying prospectus, Bell Canada has agreed that it will do all things necessary to preserve and keep in full force and effect its corporate existence.

(2)

Compliance Certificate. Each of Bell Canada and the Guarantor will give to the U.S. Trustee every year a written statement of certain of their respective officers certifying that to such officers’ knowledge, Bell Canada and the Guarantor, as the case may be, are in compliance with the U.S. Subordinated Indenture and the debt securities issued under it, or else specifying any default.

Limitation on Suits

With respect to each series of Offered Notes, a holder of such Offered Notes may bring its own lawsuit or other formal legal action or take other steps to enforce its rights or protect its interests relating to such Offered Notes. Before such holder may do so, however, the following must occur:

(i)	the holder of such Offered Notes must give the U.S. Trustee written notice that an Event of Default has occurred and remains uncured;

(ii)

the holders of not less than 25% in principal amount of all such outstanding Offered Notes must make a written request that the U.S. Trustee take action because of the default, and must offer reasonable indemnity to the U.S. Trustee against the costs, expenses and other liabilities of taking that action;

(iii)	the U.S. Trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity; and

(iv)	no direction inconsistent with such written request has been given to the U.S. Trustee during such 60-day period by the holders of a majority in principal amount of such outstanding Offered Notes.

Notwithstanding any contrary provisions, nothing shall impair the right of a holder, absent the holder’s consent, to sue for any payments due but unpaid with respect to each series of Offered Notes.

Defeasance

Full Defeasance. If there is a change in U.S. federal tax law, as described below, Bell Canada can legally release itself from any payment or other obligations on each series of Offered Notes, called full defeasance, if it puts in place the following other arrangements for holders to be repaid:

•

Bell Canada must deposit, in trust for the benefit of all holders of the applicable Offered Notes, money, notes or bonds of the U.S. government or a U.S. government agency or U.S. government-sponsored entity (the obligations of which are backed by the full faith and credit of the U.S. government), or any combination thereof, that will generate enough cash to make interest, principal and any other payments on the applicable Offered Notes on their various due dates.

•

Bell Canada must deliver to the U.S. Trustee a legal opinion of its counsel stating that there has been a change in current U.S. federal tax law or an Internal Revenue Service (“IRS”) ruling pursuant to which the holders of the applicable Offered Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would be the case if such deposit, defeasance and discharge had not occurred.

If Bell Canada ever did accomplish full defeasance, as described above, holders of the applicable Offered Notes would have to rely solely on the trust deposit for repayment on such Offered Notes. Such holders could not look to Bell Canada for repayment in the event of any shortfall.

Covenant Defeasance. Even without a change in current U.S. federal tax law, Bell Canada can make the same type of deposit as described above, and will be released from certain of the restrictive covenants under each series of Offered Notes, including those described under “Covenants” above and “Repurchase upon Change of Control Triggering Event” above, and any events of default relating to breach of these covenants would no longer apply. This is called covenant defeasance. In that event, with respect to each series of Offered Notes, holders of such Offered Notes would lose the protection of these covenants but would gain the protection of having money and/or U.S. government or U.S. government agency notes or bonds set aside in trust to repay such Offered Notes. To achieve covenant defeasance, Bell Canada must do the following:

•

deposit, in trust for the benefit of all holders of the applicable Offered Notes, a combination of money, notes or bonds of the U.S. government or a U.S. government agency or U.S. government sponsored entity (the obligations of which are backed by the full faith and credit of the U.S. government), or any combination thereof, that will generate enough cash to make interest, principal and any other payments on such Offered Notes on their various due dates; and

•

deliver to the U.S. Trustee a legal opinion of its counsel confirming that the holders of the applicable Offered Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would be the case if such deposit and covenant defeasance had not occurred.

If Bell Canada accomplishes covenant defeasance, holders of the applicable Offered Notes could still look to Bell Canada for repayment of such Offered Notes if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurs (such as a bankruptcy) and the applicable Offered Notes become immediately due and payable, there may be such a shortfall.

The U.S. Trustee

The U.S. Trustee under the U.S. Subordinated Indenture will be The Bank of New York Mellon, until a successor replaces it in accordance with the applicable provisions of the U.S. Subordinated Indenture. The U.S. Trustee may provide banking and other services to Bell Canada or BCE in the ordinary course of its business.

Governing Law

The U.S. Subordinated Indenture, each series of Offered Notes, and each Guarantee thereof, as applicable, will be governed by and construed in accordance with the laws of the State of New York, except for the subordination provisions, which will be governed by and construed in accordance with the laws of the Province of Québec.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This section describes the material United States federal income tax consequences of owning and disposing of the Offered Notes we are offering. It applies only to holders who acquire Offered Notes in the initial offering at the offering price for the Offered Notes and who hold their Offered Notes as capital assets for United States federal income tax purposes. This section does not apply to members of a class of holders subject to special rules, such as a broker-dealer in securities, commodities, or currencies, a governmental organization, a trader in securities that elects to use a mark-to-market method of accounting, a bank, thrift or other financial institution, a life insurance company, a tax-exempt organization, a real estate investment trust, a regulated investment company, a foreign person or entity, an insurance company, a person that owns Offered Notes that are a hedge or that are hedged against interest rate risks, a person that owns Offered Notes as part of a “straddle”, “constructive sale”, “hedge” or “conversion transaction” for United States federal income tax purposes, a person that purchases or sells Offered Notes as part of a wash sale for United States federal income tax purposes, a tax deferred or other retirement account, a partnership, S corporation or other pass-through entity, or a person whose functional currency for tax purposes is not the United States dollar. This section addresses only certain U.S. federal income tax consequences and does not address any state, local or non-U.S. tax consequences, or any tax consequences arising under the Medicare contribution tax on net investment income or the estate, gift or alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the “Code”).

This section is based on the Code, its legislative history, final, temporary and proposed regulations thereunder (“Treasury Regulations”), published rulings and court decisions, all as currently in effect on the date hereof. These laws are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion. This discussion is not binding on the Internal Revenue Service (the “Service”), and we have not sought and will not seek any rulings from the Service regarding the matters discussed below. There can be no assurance that the Service will not take positions that are different from those discussed below or that a United States court will not sustain such a challenge.

All holders are urged to consult their own tax advisor concerning the consequences of owning these Offered Notes in such holder’s particular circumstances under the Code and the laws of any other taxing jurisdiction.

This section applies only to United States holders. A United States holder is a beneficial owner of an Offered Note that is (i) an individual who is a citizen or resident of the United States, as determined for United States federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate whose income is includible in gross income for United States federal income tax regardless of its source or (iv) a trust, if (a) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a partnership (or other entity, organized within or without the United States, treated as a partnership for United States federal income tax purposes) holds Offered Notes, the tax treatment of a partner as beneficial owner of Offered Notes generally will depend on the status of the partner and the activities of the partnership. A partner in a partnership (or other entity treated as a partnership for United States federal income tax purposes) holding the Offered Notes is urged to consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Offered Notes.

Interest Income and Original Issue Discount

It is expected, and assumed for purposes of this discussion that, subject to the discussion below, the Offered Notes will not be issued with original issue discount (“OID”) for U.S. federal income tax purposes.

Treasury Regulations provide that the possibility that interest on the Offered Notes might be deferred could result in the Offered Notes being treated as issued with OID, unless the likelihood of such deferral is remote due to the terms and conditions of the Offered Notes. We believe that the likelihood of interest deferral is remote due to the Dividend Stopper Undertaking and therefore that the possibility of such deferral will not result in the Offered Notes being treated as issued with OID. Accordingly, interest paid on the Offered Notes should be taxable to a United States holder as ordinary interest income at the time it accrues or is received in accordance with such United States holder’s method of accounting for United States federal income tax purposes. However, no rulings or other interpretations have been issued by the IRS that address the meaning of the term “remote”, as used in the applicable Treasury regulations, and there can be no assurance that the IRS or a court will agree with our position.

If the possibility of interest deferral were determined not to be remote, or if interest were in fact deferred, the Offered Notes would be treated as issued with OID at the time of issuance, or at the time of such deferral, as the case may be, and all stated interest, or if interest is in fact deferred all stated interest due after such deferral, would be treated as OID. In such case, a United States holder would be required to include interest in income as it accrued, regardless of the holder’s regular method of accounting, using the constant-yield-to-maturity method of accrual, before such United States holder received any payment attributable to such income, and would not separately report the actual cash payments of interest on the Offered Notes as taxable income.

Interest paid by us on the Offered Notes is income from sources outside the United States for purposes of the rules regarding the foreign tax credit allowable to a United States holder and will generally be “passive” category income for purposes of computing the foreign tax credit. The rules governing the United States foreign tax credit are complex, and you are urged to consult your tax advisor regarding the availability of claiming a United States foreign tax credit under your particular circumstances.

Purchase, Sale and Retirement of the Offered Notes

A United States holder’s tax basis in an Offered Note generally will be its cost. A United States holder will generally recognize capital gain or loss on the sale or retirement of an Offered Note equal to the difference between the amount realized on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be taxable as ordinary interest income to the extent not previously included in income), and such holder’s tax basis in the Offered Note. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the holder has a holding period greater than one year.

Gain or loss on the sale or retirement of an Offered Note generally will be treated as United States source income or loss for United States federal income tax purposes and for purposes of computing the United States foreign tax credit allowable to you, unless such gain or loss is attributable to an office or other fixed place of business outside of the United States and certain other conditions are met.

Backup Withholding and Information Reporting

Information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to payments of principal and interest on an Offered Note within the United States (unless paid to an exempt recipient), including payments made by wire transfer from outside the United States to an account maintained in the United States, and the payment of the proceeds from the sale of an Offered Note effected at a United States office of a broker. Additionally, backup withholding may apply to such payments if a noncorporate United States holder fails to provide an accurate taxpayer identification number, (in the case of interest payments) is notified by the Service that the holder has failed to report all interest and dividends required to be shown on the holder’s United States federal income tax returns, or, in certain circumstances, fails to comply with applicable certification requirements.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in certain circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. United States holders that are individuals are urged to consult their tax advisor regarding the application of this reporting requirement to their ownership of the Offered Notes.

MATERIAL CANADIAN INCOME TAX CONSEQUENCES

The following is, at the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act generally applicable to the holders of the Offered Notes who acquire such notes as beneficial owners pursuant to this prospectus supplement who, for the purpose of the Income Tax Act and the regulations thereunder, (i) are not resident or deemed to be resident in Canada (including as a consequence of an applicable tax treaty or convention), (ii) are not “specified shareholders” of the Company or persons who do not deal at arm’s length with a “specified shareholder” of the Company for purposes of the “thin capitalization” rule contained in subsection 18(4) of the Income Tax Act, (iii) deal at arm’s length with the Company (and any transferee resident or deemed to be resident in Canada to whom the holder disposes of Offered Notes), (iv) do not receive any payment of interest (including any amounts deemed to be interest) on the Offered Notes in respect of a debt or other obligation to pay an amount to a person with whom the Company does not deal at arm’s length, (v) do not use or hold and are not deemed to use or hold the Offered Notes in carrying on business in Canada, (vi) are not “authorized foreign banks,” as defined in the Income Tax Act, (vii) are not “registered non-resident insurers,” as defined in the regulations of the Income Tax Act, and (viii) are not insurers that carry on an insurance business in Canada and elsewhere (the “Non-Resident Holders”).

This summary does not address the possible application of the “hybrid mismatch arrangement” rules contained in Section 18.4 of the Income Tax Act to a Non-Resident Holder (i) that disposes of an Offered Note to a person or entity with which it does not deal at arm’s length or to an entity that is a “specified entity” (as defined in subsection 18.4(1) of the Income Tax Act) with respect to the Non-Resident Holder or in respect of which the Non-Resident Holder is a “specified entity”, (ii) that disposes of an Offered Note under, or in connection with, a “structured arrangement” (as defined in subsection 18.4(1) of the Income Tax Act), or (iii) in respect of which the Company is a “specified entity”. Such Non-Resident Holders should consult their own tax advisors.

This summary is based on the current provisions of the Income Tax Act, the regulations thereunder and our counsel’s understanding of the current administrative practice and policies of the Canada Revenue Agency, including prior to the date hereof. This summary takes into account all specific proposals to amend the Income Tax Act and the regulations thereunder announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted as proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate changes in the law or administrative or assessing practice, whether by judicial, governmental, regulatory or legislative decisions or action, nor is it exhaustive of all possible Canadian federal income tax consequences. This summary does not take into account tax legislation of any province or territory of Canada or any jurisdiction other than Canada.

THIS SUMMARY IS GENERAL IN NATURE AND IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN TAX CONSEQUENCES. THIS SUMMARY IS NOT INTENDED TO BE, AND SHOULD NOT BE INTERPRETED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR NON-RESIDENT HOLDERS. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE OFFERED NOTES ARISING UNDER TAX LAWS OF ANY PROVINCE OR TERRITORY OF CANADA OR TAX LAWS OF ANY JURISDICTION OTHER THAN CANADA.

No Canadian withholding tax will apply to interest (including any amounts deemed to be interest), principal or premium paid or credited by the Company on the Offered Notes to Non-Resident Holders, or to the proceeds received by a Non-Resident Holder on a disposition of the Offered Notes, including a redemption, payment on maturity or repurchase.

No other tax on income (including taxable capital gains) is payable in respect of the purchase, repurchase, holding, redemption or disposition of the Offered Notes or the receipt of interest (including any amounts deemed to be interest), principal or any premium thereon by Non-Resident Holders.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus supplement, among the Company, BCE and BofA Securities, Inc., BMO Capital Markets Corp., Citigroup Global Markets Inc. and RBC Capital Markets, LLC, as representatives of the underwriters named below, the Company has agreed to sell to each of the underwriters, and each of such underwriters has severally, and not jointly, agreed to purchase, the respective principal amounts of Offered Notes set forth opposite its name below:

Underwriters	Principal Amount of 2055-A Notes	Principal Amount of 2055-B Notes
BofA Securities, Inc.	US$	US$
BMO Capital Markets Corp.
Citigroup Global Markets Inc.
RBC Capital Markets, LLC

Total	US$	US$

The underwriting agreement provides that the obligations of the several underwriters to purchase each series of Offered Notes offered hereby are subject to certain conditions and that the underwriters will purchase all of a series of Offered Notes offered by this prospectus supplement if any of the Offered Notes of such series are purchased.

We have been advised by the representatives that the underwriters propose to offer each series of Offered Notes directly to the public at the applicable public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of   % of the principal amount of the Offered Notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of   % of the principal amount of the Offered Notes to certain other dealers. After the initial public offering, the representatives of the underwriters may change the public offering price and other selling terms. The compensation realized by the underwriters will be decreased to the extent that the aggregate price paid by purchasers for the Offered Notes is less than the proceeds paid by the underwriters to the Company.

We estimate that our expenses relating to the offerings, excluding the underwriting commissions, will be approximately US$    .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and to contribute to payments the underwriters may be required to make in respect of any of these liabilities. The obligations of the underwriters under the underwriting agreement may be terminated at their discretion, subject to certain conditions upon the occurrence of certain stated events.

The Offered Notes are new securities for which there currently is no market. The Company has not listed and does not intend to list the Offered Notes on any U.S. national securities exchange or quotation system. Although the underwriters have advised the Company that they currently intend to make a market in the Offered Notes after completion of the offering, they have no obligation to do so, and such market-making activities may be discontinued at any time and without notice. The Company cannot assure the purchasers of the Offered Notes that any market for the Offered Notes will develop or be sustained. If an active market is not developed or sustained, the market price and liquidity of the Offered Notes may be adversely affected.

In connection with the offering of each series of Offered Notes, the underwriters (or persons acting on their behalf) may over-allot Offered Notes or effect transactions with a view to supporting the market price of the Offered Notes during the stabilization period at a level higher than that which might otherwise prevail. However, stabilization may not necessarily occur. Any stabilization action may begin on or after the date of adequate public disclosure of the terms of the offer of such Offered Notes and, if begun, may cease at any time. In any event, any stabilization action must end no later than the earliest to occur of (i) 30 calendar days after the date on which the Company received the proceeds of the offering, or (ii) 60 calendar days after the date of allotment of such Offered Notes. Any stabilization action or over allotment must be conducted by the relevant underwriter(s) (or persons acting on their behalf) in accordance with all applicable laws and rules and will be undertaken at the offices of the underwriter(s) (or persons acting on their behalf).

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting commission received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of either series of Offered Notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters have performed investment banking, commercial banking and advisory services for us from time to time (including, for certain underwriters, advisory services with respect to the Ziply Acquisition) for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, and others may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Offered Notes. Any such credit default swaps or short positions could adversely affect future trading prices of the Offered Notes. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

All of the underwriters are subsidiaries or affiliates of lenders that have made credit facilities (as amended, the “Credit Facilities”) available to Bell Canada and its related issuers. As at September 30, 2024, approximately $1,878 million of indebtedness was outstanding and approximately $680 million of letters of credit were issued under the Credit Facilities. In addition, all of the underwriters are also subsidiaries or affiliates of the lenders that have made the Ziply Term Facility available to Bell Canada, which remains undrawn as of the date hereof. Accordingly, Bell Canada may be considered to be a connected issuer to the underwriters for purposes of securities laws in certain Canadian provinces. Bell Canada and its related issuers are not and have not been in default of their respective obligations to the applicable lenders under the Credit Facilities and the Ziply Term Facility, both of which are unsecured. The proceeds to be received by Bell Canada from the offering of each series of the Offered Notes may, from time to time, be used to reduce indebtedness under the Credit Facilities. Further, the closing of the offering of the Offered Notes will result in an automatic one-time reduction in the amount of the commitment under the Ziply Term Facility as described under “Summary - Recent Developments - Description of Recently Committed Credit Facilities.” The decision to distribute the Offered Notes will be made by Bell Canada and the terms and conditions of distribution will be determined through negotiations between Bell Canada and the underwriters. None of the Lenders have had any involvement in the decision to offer the Offered Notes or in the determination of the terms of distribution of the Offered Notes. None of the underwriters will receive any benefit from the offering of either series of the Offered Notes other than their respective portions of the remuneration payable by Bell Canada on the principal amount of the Offered Notes sold through or to such underwriters.

It is expected that delivery of each series of the Offered Notes will be made against payment therefor on or about    , 2025, which will be     business days following the date of this prospectus supplement. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Notes prior to the business day before the delivery date will be required, by virtue of the fact that the Offered Notes will settle in T+ , to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Offered Notes who wish to trade their Offered Notes prior to the business day before the delivery date should consult their own advisors.

Selling Restrictions

The Offered Notes are being offered for sale in those jurisdictions in the United States and elsewhere where it is lawful to make such offers, only in accordance with the offering restrictions applicable in such jurisdictions. All sales of the Offered Notes in the United States will only be made to institutions, and not to individuals.

Notice to Prospective Investors in Canada

This prospectus supplement has been filed in Canada solely for the purpose of registering the Offered Notes in the United States pursuant to the multijurisdictional disclosure system adopted in the United States and Canada. This prospectus supplement does not qualify the Offered Notes for distribution to purchasers in Canada, or to residents of Canada. Each Underwriter has agreed in the underwriting agreement that it will only, directly or indirectly, offer, sell or deliver Offered Notes in Canada or to residents of Canada pursuant to an available exemption from Canadian prospectus requirements and pursuant to separate Canadian private placement documentation.

Notice to Prospective Investors in the European Economic Area

This prospectus supplement has been prepared on the basis that any offer of the Offered Notes in any member state of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce or publish a prospectus for offers of Offered Notes. Accordingly, any person making or intending to make an offer within a member state of the EEA of the Offered Notes which are the subject of an offering contemplated in this prospectus supplement may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of Offered Notes shall require the Company or any underwriter to produce or publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer.

Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of Offered Notes to any legal entity which is not a qualified investor as defined in the Prospectus Regulation. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of Offered Notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Offered Notes contemplated in this prospectus supplement.

The Offered Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; (ii) a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Regulation. Consequently, no key information document required by the PRIIPs Regulation for offering or selling the Offered Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Offered Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

For the purposes of this provision, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Notes to be offered so as to enable an investor to decide to purchase or subscribe the Offered Notes.

Each person in a member state of the EEA who receives any communication in respect of, or who acquires any Offered Notes under, the offers to the public contemplated in this prospectus supplement, or to whom the Offered Notes are otherwise made available will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Company that it and any person on whose behalf it acquires Offered Notes is: (1) a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation; and (2) not a “retail investor” (as defined above).

Any distributor subject to MiFID II (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the Offered Notes is responsible for undertaking its own target market assessment in respect of the Offered Notes and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 (“Delegated Directive”). Neither the Company nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the Delegated Directive.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement has been prepared on the basis that any offer of the Offered Notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and FSMA from the requirement to produce or publish a prospectus for offers of Offered Notes. Accordingly, any person making or intending to make an offer in the UK of the Offered Notes which are the subject of an offering contemplated in this prospectus supplement may only do so to legal entities which are qualified investors as defined in the UK Prospectus Regulation, provided that no such offer of Offered Notes shall require the Company or any underwriter to produce or publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or section 85 of the FSMA, in each case in relation to such offer.

Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of Offered Notes to any legal entity which is not a qualified investor as defined in the UK Prospectus Regulation. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of Offered Notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Offered Notes contemplated in this prospectus supplement.

The Offered Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the EUWA; (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of UK MiFIR; or (iii) not a qualified investor as defined in Article 2 of the UK Prospectus Regulation. Consequently, no key information document required by the UK PRIIPs Regulation for offering or selling the Offered Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Offered Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

For the purposes of this provision, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Notes to be offered so as to enable an investor to decide to purchase or subscribe the Offered Notes.

Each person in the UK who receives any communication in respect of, or who acquires any Offered Notes under, the offers to the public contemplated in this prospectus supplement, or to whom the Offered Notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Company that it and any person on whose behalf it acquires Offered Notes is: (1) a “qualified investor” within the meaning of Article 2(e) of the UK Prospectus Regulation; and (2) not a “retail investor” (as defined above).

Any distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the Offered Notes is responsible for undertaking its own target market assessment in respect of the Offered Notes and determining the appropriate distribution channels. Neither the Company nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the UK MiFIR Product Governance Rules.

Each of the underwriters has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Offered Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company or the Guarantor; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Notes in, from or otherwise involving the UK.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Hong Kong

The Offered Notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Offered Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Offered Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The Offered Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, each of the underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the Offered Notes, has undertaken that it has not offered or sold and will not offer or sell any Offered Notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for the re-offering or resale, directly or indirectly, in Japan or to, of for the benefit of, any Japanese Person except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), and under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Offered Notes may not be circulated or distributed, nor may the Offered Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Offered Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debt securities and units of shares and debt securities of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Offered Notes pursuant to an offer made under Section 275 of the SFA except:

i.

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debt securities or units of shares and debt securities of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

ii.	where no consideration is or will be given for the transfer; or

iii.	where the transfer is by operation of law.

Singapore Securities and Futures Act Product Classification – Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B (1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Taiwan

The Offered Notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”), pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering or sale of the Offered Notes in Taiwan.

Notice to Prospective Investors in Switzerland

The Offered Notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the Offered Notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 S-15 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this prospectus supplement nor any other offering or marketing material relating to the Offered Notes or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in the United Arab Emirates

The Offered Notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre and the Abu Dhabi Global Market) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre and the Abu Dhabi Global Market) governing the issue, offering and sale of securities. Further, this prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre and the Abu Dhabi Global Market) and are not intended to be a public offer. The prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, the Dubai Financial Services Authority or the ADGM Financial Services Regulatory Authority.

This prospectus supplement is for distribution only to persons who (a) are outside the Dubai International Financial Centre, (b) are persons who meet the Professional Client criteria set out in Rule 2.3.4 of the Dubai Financial Services Authority (“DFSA”) Conduct of Business Module or (c) are persons to whom an invitation or inducement in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons” for the purposes of this paragraph). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons. This prospectus supplement relates to an Exempt Offer as prescribed under, and in accordance with, the Markets Rules of the DFSA. This prospectus supplement is intended for distribution only to persons of a type specified in the Markets Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The Offered Notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Offered Notes offered should conduct their own due diligence on the Offered Notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

This prospectus supplement is for distribution only to persons who (a) are outside the Abu Dhabi Global Market (“ADGM”), or (b) are Authorised Persons or Recognised Bodies (as such terms are defined in the Financial Services and Markets Regulations 2015 (“FSMR”)), or (c) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 18 of FSMR) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons” for the purposes of this paragraph). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons. This offer document is an “Exempt Offer” as prescribed under, and in accordance with, the Market Rules of the ADGM Financial Services Regulatory Authority. This Exempt Offer document is intended for distribution only to persons of a type specified in the Market Rules. It must not be delivered to, or relied on by, any other person. The ADGM Financial Services Regulatory Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The ADGM Financial Services Regulatory Authority has not approved this Exempt Offer document nor taken steps to verify the information set out in it, and has no responsibility for it. The Offered Notes to which this Exempt Offer relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Offered Notes offered should conduct their own due diligence on the Offered Notes. If you do not understand the contents of this Exempt Offer document you should consult an authorised financial advisor.

VALIDITY OF SECURITIES

Certain legal matters will be passed upon for the Company by Stikeman Elliott LLP, with respect to matters of Canadian federal and Québec laws. The validity of the Offered Notes will be passed upon for the Company by Sullivan & Cromwell LLP, New York, New York. The underwriters have been represented by Allen Overy Shearman Sterling US LLP, New York, New York, with respect to U.S. legal matters, and by McCarthy Tétrault LLP, with respect to matters of Canadian federal and Québec laws.

As of the date hereof, the partners and associates of Sullivan & Cromwell LLP, as a group, the partners and associates of Allen Overy Shearman Sterling US LLP, as a group, the partners and associates of Stikeman Elliott LLP, as a group, and the partners and associates of McCarthy Tétrault LLP, as a group, each beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company and less than 1% of the outstanding securities of the Guarantor.

EXPERTS

The financial statements of BCE as at December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, incorporated by reference in this prospectus supplement, and the effectiveness of BCE’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing. The offices of Deloitte LLP are located at 500-1190 avenue des Canadiens-de-Montréal, Montréal, Québec, H3B 0M7.

Deloitte LLP is independent of BCE within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

PART I

INFORMATION REQUIRED TO BE DELIVERED

TO OFFEREES OR PURCHASERS

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

This amended and restated short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

This amended and restated short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this amended and restated short form base shelf prospectus has become final and that permits the omission from this amended and restated short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. This amended and restated short form base shelf prospectus is filed in reliance on an exemption from the Canadian preliminary base shelf prospectus requirements for a well-known seasoned issuer.

Information has been incorporated by reference in this amended and restated short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Bell Canada at 1, Carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun (Québec) H3E 3B3, 514 786 8424 and are also available electronically at www.sedarplus.ca.

Amended and Restated Short Form Base Shelf Prospectus

(amending and restating the short form base shelf prospectus dated May 9, 2024)

New Issue	February 6, 2025

Bell Canada

Debt Securities

(UNSECURED)

Unconditionally guaranteed as to payment of principal,

interest and other payment obligations by BCE Inc.

Debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness or other instruments (collectively, the “Debt Securities” and each, individually, a “Debt Security”) of Bell Canada (the “Corporation” or “Bell Canada”) may be offered under this amended and restated short form base shelf prospectus (the “Prospectus”) from time to time in one or more series or issues during the 25-month period (commencing May 9, 2024) that this Prospectus, including any amendments to this Prospectus, remains valid.

The Debt Securities will (i) rank pari passu, except as to sinking funds, if any, with all other unsecured and unsubordinated indebtedness of Bell Canada, or (ii) be subordinated in right of payment to the prior payment in full of all Senior Debt (as defined in this Prospectus) of Bell Canada and may be further subordinated in right of payment as among themselves. Payment of principal, interest and other payment obligations under any Debt Securities to be issued hereunder will be fully and unconditionally guaranteed by BCE Inc. (“BCE” or the “Guarantor”). The obligations of the Guarantor under such guarantee will constitute direct unsecured obligations of the Guarantor and will (i) rank pari passu with all other unsecured and unsubordinated obligations of the Guarantor or (ii) be subordinated in right of payment to the prior payment in full of all Senior Guaranteed Obligations (as defined in this Prospectus) of the Guarantor and may be further subordinated in right of payment to the prior payment in full of other subordinated obligations of the Guarantor that represent higher-ranking obligations.

The Debt Securities may be offered in an amount and on such terms as may be determined from time to time depending on market conditions and other factors. The specific variable terms of any offering of Debt Securities (including, where applicable and without limitation, the specific designation, the aggregate principal amount being offered, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), the ranking and subordination provisions (if any), the redemption, repayments, exchange or conversion provisions (if any), the repayment terms, the method of distribution, the form (either global or definitive), the authorized denominations and any other terms in connection with the offering and sale of the Debt Securities) will be set forth in one or more prospectus supplements or pricing supplements (collectively or individually, as the case may be, a “Prospectus Supplement”) which will accompany this Prospectus. A Prospectus Supplement may include specific variable terms pertaining to the Debt Securities that are not within the alternatives and parameters described in this Prospectus.

As of the date hereof, Bell Canada has determined that it meets the criteria to qualify as a “well-known seasoned issuer” as such term is defined in the WKSI Blanket Orders (as defined in this Prospectus). See “Well-Known Seasoned Issuer”. All shelf information permitted under applicable laws, including as permitted under the WKSI Blanket Orders, to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Debt Securities to which the Prospectus Supplement pertains.

Unless otherwise specified in an applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange. There is currently no market through which the Debt Securities may be sold and purchasers may not be able to resell the Debt Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of these Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, and the extent of issuer regulation. An investment in the Debt Securities involves risks. Prospective investors in the Debt Securities should carefully read and consider the information contained in, or incorporated by reference in, this Prospectus, as such disclosure shall be updated from time to time in BCE’s and Bell Canada’s continuous disclosure documents incorporated by reference herein. See “Risk Factors”.

Bell Canada’s head and registered office is located at 1, Carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun (Québec) H3E 3B3.

Unless otherwise specifically stated, all dollar amounts in this Prospectus are expressed in Canadian dollars.

Bell Canada and BCE are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. BCE prepares its financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and they may be subject to Canadian auditing standards. They may not be comparable to financial statements of U.S. companies.

Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because Bell Canada and BCE are incorporated in Canada, some of their officers and directors and some of the experts named in this Prospectus are Canadian residents, and a substantial portion of Bell Canada’s and BCE’s assets are located in Canada.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

WHERE YOU CAN FIND MORE INFORMATION

In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, BCE is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by BCE in accordance with such requirements, are available to the public through the SEC’s Internet site at http://www.sec.gov.

Bell Canada and BCE have filed with the SEC a Joint Registration Statement on Form F-10 (the “Joint Registration Statement”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to the Debt Securities and the Guarantee and of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in the Joint Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Joint Registration Statement and the exhibits thereto for further information with respect to Bell Canada and BCE and the Debt Securities and the Guarantee.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at the address set forth on the cover page of this Prospectus, and are also available electronically at www.sedarplus.ca (“SEDAR+”).

The following documents, filed by Bell Canada or BCE, as the case may be, with securities commissions or similar authorities in each of the provinces of Canada, as amended from time to time, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	Bell Canada’s unaudited Selected Summary Financial Information for the years ended December 31, 2023 and 2022, filed on SEDAR+ under the document type “Notice of reliance” on March 8, 2024;

(b)

BCE’s audited consolidated financial statements as at and for the years ended December 31, 2023 and 2022 and notes related thereto, and the Report of Independent Registered Public Accounting Firm thereon and the Report of Independent Registered Public Accounting Firm on BCE’s internal control over financial reporting as of December 31, 2023 as included on page 111 of BCE’s 2023 Annual Financial Report;

(c)	BCE’s Management’s Discussion and Analysis for the years ended December 31, 2023 and 2022 (the “BCE 2023 Annual MD&A”);

(d)	BCE’s Annual Information Form dated March 7, 2024 for the year ended December 31, 2023;

(e)	BCE’s Management Proxy Circular dated March 7, 2024 in connection with the annual general meeting of the shareholders of BCE held on May 2, 2024;

(f)	Bell Canada’s unaudited Selected Summary Financial Information for the three month periods ended March 31, 2024 and 2023, filed on SEDAR+ under the document type “Notice of reliance” on May 2, 2024;

(g)	BCE’s unaudited interim consolidated financial statements for the three-month periods ended March 31, 2024 and 2023;

(h)	BCE’s Management’s Discussion and Analysis for the three-month periods ended March 31, 2024 and 2023 (the “BCE 2024 First Quarter MD&A”);

(i)

Bell Canada’s unaudited Selected Summary Financial Information for the three and six month periods ended June 30, 2024 and 2023, filed on SEDAR+ under the document type “Notice of reliance” on August 1, 2024;

(j)	BCE’s unaudited interim consolidated financial statements for the three and six-month periods ended June 30, 2024 and 2023;

(k)	BCE’s Management’s Discussion and Analysis for the three and six-month periods ended June 30, 2024 and 2023 (the “BCE 2024 Second Quarter MD&A”);

(l)

Bell Canada’s unaudited Selected Summary Financial Information for the three and nine-month periods ended September 30, 2024 and 2023, filed on SEDAR+ under the document type “Notice of reliance” on November 7, 2024;

(m)	BCE’s unaudited interim consolidated financial statements for the three and nine-month periods ended September 30, 2024 and 2023;

(n)	BCE’s Management’s Discussion and Analysis for the three and nine-month periods ended September 30, 2024 and 2023 (the “BCE 2024 Third Quarter MD&A”);

(o)	Section B entitled “Business Risks” of the BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 6, 2025 (the “BCE Safe Harbour Notice”);

(p)	any and all Prospectus Supplements in respect of this Prospectus as of the date of each such Prospectus Supplement; and

(q)	to the extent permitted by applicable securities laws, any other documents which Bell Canada elects to incorporate by reference into this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the independent registered public accounting firm’s report thereon, management’s discussion and analysis and information circulars of BCE filed by BCE with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus shall be deemed to be incorporated by reference into this Prospectus.

Any material change report (excluding any confidential material change report), Prospectus Supplement in respect of this Prospectus and selected summary financial information filed by Bell Canada with the various securities commissions or similar securities regulatory authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus shall be deemed to be incorporated by reference into this Prospectus.

Pursuant to the exemption provided under Section 13.4 of National Instrument 51-102—Continuous Disclosure Obligations, Bell Canada does not file with the securities commissions and similar securities regulatory authorities in Canada separate continuous disclosure information regarding Bell Canada except for: (a) the selected summary financial information referred to above, and (b) a material change report for a material change in respect of the affairs of Bell Canada that is not also a material change in the affairs of BCE.

Upon a new annual information form and the related annual audited consolidated financial statements together with the independent registered public accounting firm’s report thereon and management’s discussion and analysis related thereto being filed by BCE, and upon new annual selected summary financial information being filed by Bell Canada, with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim financial statements, annual and quarterly management’s discussions and analyses, material change reports and selected summary financial information filed by BCE or Bell Canada, as the case may be, prior to the commencement of BCE’s financial year in which the new annual information form was filed, no longer shall be deemed to be incorporated by reference in this Prospectus for the purpose of future offers and sales of Debt Securities hereunder.

Upon a new management proxy circular relating to an annual general meeting of shareholders of BCE being filed by BCE with the applicable securities regulatory authorities during the currency of this Prospectus, the management proxy circular for the preceding annual general meeting of shareholders of BCE no longer shall be deemed to be incorporated by reference in this Prospectus for the purpose of future offers and sales of Debt Securities hereunder.

Certain marketing materials (as that term is defined in applicable securities legislation in Canada) may be provided to Canadian investors in connection with a distribution of Debt Securities under this Prospectus and any applicable Prospectus Supplement. Any “template version” of any such “marketing materials” (as those terms are defined in National Instrument 41-101 – General Prospectus Requirements) pertaining to a distribution of Debt Securities, and filed by Bell Canada after the date of the applicable Prospectus Supplement for the offering and before termination of the distribution of such Debt Securities, will be deemed to be incorporated by reference in such Prospectus Supplement for the purposes of the distribution of Debt Securities to which the Prospectus Supplement pertains.

A Prospectus Supplement containing the specific terms of an offering of Debt Securities, updated disclosure of earnings coverage ratio, if applicable, and other information in relation to the Debt Securities will be delivered to purchasers of such Debt Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Debt Securities covered by that Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including the documents incorporated herein by reference, contains forward-looking statements about Bell Canada’s and BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by Bell Canada or BCE, forward-looking statements contained in this Prospectus describe Bell Canada’s and BCE’s expectations, as applicable, as at the date of this Prospectus and forward-looking statements contained in the documents incorporated herein by reference describe Bell Canada’s and BCE’s expectations, as applicable, as of the date of such documents, unless otherwise indicated in such documents. Except as may be required by applicable securities laws, Bell Canada and BCE do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from Bell Canada’s and BCE’s expectations, as applicable, expressed in or implied by such forward-looking statements and that Bell Canada’s and BCE’s business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and Bell Canada and BCE caution you against relying on any of these forward-looking statements. Forward-looking statements are provided in this Prospectus and the documents incorporated herein by reference, for the purpose of assisting investors and others in understanding Bell Canada’s and BCE’s objectives, strategic priorities and business outlook, and in obtaining a better understanding of Bell Canada’s and BCE’s anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements made in this Prospectus, including the documents incorporated herein by reference, are based on a number of assumptions that Bell Canada or BCE, as applicable, believed were reasonable on the day they made the forward-looking statements. Readers should also refer to the sub-sections entitled “Assumptions” contained in sections 1.6, 3.2, 5.1, and 5.2 of the BCE 2023 Annual MD&A, as updated in sections 1.3, 3.1 and 3.2 of the BCE 2024 First Quarter MD&A, in sections 1.3, 3.1 and 3.2 of the BCE 2024 Second Quarter MD&A and in sections 1.3, 3.1 and 3.2 of the BCE 2024 Third Quarter MD&A for a discussion of certain assumptions that Bell Canada or BCE have made in preparing forward-looking statements, as such disclosure shall be updated from time to time in Bell Canada’s and BCE’s continuous disclosure documents incorporated by reference herein. The foregoing assumptions, although considered reasonable by Bell Canada or BCE, as applicable, on the day they made the forward-looking statements, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements contained in this Prospectus, including the documents incorporated herein by reference, are disclosed in Section B entitled “Business risks” of the BCE Safe Harbour Notice, as such disclosure shall be updated from time to time in Bell Canada’s and BCE’s continuous disclosure documents incorporated by reference herein.

Readers are cautioned that the risks referred to above are not the only ones that could affect Bell Canada and BCE. Additional risks and uncertainties not currently known to Bell Canada or BCE or that Bell Canada or BCE currently deem to be immaterial may also have a material adverse effect on Bell Canada’s or BCE’s financial position, financial performance, cash flows, business or reputation.

Bell Canada and BCE regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of other special items that may be announced or that may occur after the date hereof. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. Bell Canada and BCE therefore cannot describe the expected impact in a meaningful way or in the same way they present known risks affecting their business.

INTERCORPORATE RELATIONSHIPS

Bell Canada was incorporated by special act of the Parliament of Canada in 1880 and continued under the Canada Business Corporations Act (the “CBCA”) effective April 21, 1982. Bell Canada is also legally designated “The Bell Telephone Company of Canada” or “La Compagnie de Téléphone Bell du Canada” and its head and registered office is located at 1, Carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun (Québec) H3E 3B3.

BCE was incorporated in 1970 and was continued under the CBCA in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, as amended. BCE’s head and registered office is located at 1, Carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun (Québec) H3E 3B3.

The table below shows BCE’s main subsidiaries at December 31, 2023, where they are incorporated or registered, and the percentage of voting securities directly or indirectly held by BCE on that date. BCE has other subsidiaries, but they have not been included in the table because each represented 10% or less of its total consolidated assets and 10% or less of its total consolidated operating revenues at December 31, 2023. These other subsidiaries together represented 20% or less of BCE’s total consolidated assets and 20% or less of BCE’s total consolidated operating revenues at December 31, 2023.

SUBSIDIARY	WHERE IT IS INCORPORATED OR REGISTERED	PERCENTAGE OF VOTING SECURITIES HELD BY BCE (1)
Bell Canada	Canada	100%
Bell Mobility Inc.	Canada	100%
Bell Media Inc.	Canada	100%

(1)

At December 31, 2023, BCE directly held 94.1% of the voting securities of Bell Canada and indirectly held the remaining 5.9% through its wholly-owned subsidiary, Bell MTS Inc. BCE indirectly held all the voting securities of: (i) Bell Mobility Inc. (“Bell Mobility”) through Bell Canada, which in turn indirectly held all the voting securities of Bell Mobility through its wholly-owned subsidiary, Bell Mobility Holdings Inc.; and (ii) Bell Media Inc. (“Bell Media”) through Bell Canada.

BUSINESS OF THE CORPORATION AND OF THE GUARANTOR

BCE is Canada’s largest communications company1, providing residential, business and wholesale customers with a wide range of solutions for all their communications needs. BCE reports the results of its operations in two segments: Bell Communication and Technology Services (“Bell CTS”) and Bell Media. Bell CTS provides a wide range of communication products and services to consumers, businesses and government customers across Canada. Wireless products and services include mobile data and voice plans, streaming services, and devices and are available nationally. Wireline products and services comprise data (including Internet access, Internet protocol television (IPTV), cloud-based services and business solutions), voice, and other communication services and products, which are available to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite television (“TV”) service and connectivity to business customers are available nationally across Canada. In addition, Bell CTS includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, as well as the results of operations of our national consumer electronics retailer, The Source (Bell) Electronics Inc. (“The Source”). In 2024, Bell Canada announced a strategic partnership with Best Buy Canada to operate 167 The Source consumer electronics retail stores in Canada, which have been rebranded as Best Buy Express and offer the latest in consumer electronics from Best Buy along with exclusive telecommunications services from Bell. In addition in 2024, Bell wound down The Source head office and back office operations, as well as closed 107 The Source stores. Bell Media provides a portfolio of assets in premium video, audio, out-of-home advertising, and digital media to customers nationally across Canada.

Additional information about BCE’s and Bell Canada’s business is included in the documents incorporated by reference into this Prospectus.

[1]	Based on total revenue and total combined customer connections.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of BCE as at September 30, 2024.

As at September 30, 2024
($ millions)
Debt due within one year	7,475

Long-term debt	32,606

Total debt	40,081

Equity
Preferred shares	3,559
Common shares	20,860
Contributed surplus	1,271
Accumulated other comprehensive income	17
Deficit	(8,029)
Non-controlling interest	303

Total equity	17,981

Total consolidated capitalization	58,062

As at September 30, 2024, the total consolidated debt of Bell Canada was $50,099 million. Included in this amount is $10,001 million due to a related party, BCE, and $40 million due to a related party, Bell MTS Inc., at September 30, 2024. There has been no material change in the share and loan capital of BCE since September 30, 2024.

USE OF PROCEEDS

The use of proceeds from the sale of any Debt Securities will be described in a Prospectus Supplement relating to the specific issuance of Debt Securities. Bell Canada may use proceeds from the sale of Debt Securities hereunder for repayment of indebtedness, to fund capital expenditures or acquisitions and for other general corporate purposes.

DESCRIPTION OF THE DEBT SECURITIES

General

The terms and conditions set forth in this “Description of the Debt Securities” section will apply to each Debt Security unless otherwise specified in a Prospectus Supplement.

The Debt Securities are issuable, in one or more series or issues, from time to time at the discretion of Bell Canada, at prices and on terms determined at the time of issue during the 25-month period (commencing May 9, 2024) that this Prospectus, including any amendments to this Prospectus, remains valid. The Debt Securities will have maturities of not less than one year from the date of issue and can be issued at par (100% of the principal amount thereof), at a discount or at a premium.

The Debt Securities may be offered in an amount and on such terms as may be determined from time to time depending on market conditions and other factors. The specific variable terms of any offering of Debt Securities (including, where applicable and without limitation, the specific designation, the aggregate principal amount being offered, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), the ranking and subordination provisions (if any), the redemption, repayment, exchange or conversion provisions (if any), the repayment terms, the governing law, the name and compensation of the trustees, agents, underwriters or dealers, the method of distribution, the form (either global or definitive), the authorized denominations and any other terms in connection with the offering and sale of the Debt Securities), as well as any modifications of or additions to the general terms of the Debt Securities described in this Prospectus which may be applicable to a particular offering of Debt Securities, will be set forth in a Prospectus Supplement. Bell Canada also reserves the right to include in a Prospectus Supplement specific variable terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. Reference is made to the applicable Prospectus Supplement for a description of the specific variable terms of any offering of Debt Securities. Bell Canada may also, from time to time, issue debt securities and incur additional indebtedness otherwise than through the issue of Debt Securities offered pursuant to this Prospectus.

The Debt Securities which may be offered hereunder will consist of:

(i)	unsubordinated Debt Securities that will rank pari passu with all other unsecured and unsubordinated indebtedness of Bell Canada. Such unsubordinated Debt Securities may be issued under:

a.

an indenture dated as of November 28, 1997 and indentures supplemental thereto between Bell Canada and BNY Trust Company of Canada, as trustee (as amended and supplemented from time to time in accordance with the terms thereof, the “MTN Indenture”), or

b.

an indenture dated as of September 12, 2016 entered into among Bell Canada, as issuer, BCE, as guarantor, and The Bank of New York Mellon, as trustee (as amended and supplemented from time to time in accordance with the terms thereof, the “U.S. Senior Indenture”).

Debt Securities issued under the MTN Indenture are hereinafter referred to as the “MTN Debentures”; and Debt Securities issued under the U.S. Senior Indenture are hereinafter referred to as the “U.S. Senior Debentures”;

(ii)

subordinated Debt Securities that will be subordinated in right of payment to the prior payment in full of all Senior Debt and which may be further subordinated in right of payment as among themselves. Such subordinated Debt Securities may be issued under:

a.

an indenture dated as of April 17, 1996 and indentures supplemental thereto executed by Bell Canada in favour of Montreal Trust Company (the predecessor company of Computershare Trust Company of Canada), as trustee (as amended and supplemented from time to time in accordance with the terms thereof, the “1996 Subordinated Indenture”);

b.

an indenture and, as applicable, indentures supplemental thereto, to be entered into among Bell Canada, as issuer, BCE, as guarantor, and the trustee designated thereunder (as amended and supplemented from time to time in accordance with the terms thereof, the “New Canadian Subordinated Indenture”); or

c.

an indenture and, as applicable, indentures supplemental thereto, to be entered into among Bell Canada, as issuer, BCE, as guarantor, and the trustee designated thereunder (as amended and supplemented from time to time in accordance with the terms thereof, the “U.S. Subordinated Indenture”, and together with the “U.S. Senior Indenture”, the “U.S. Indentures”).

Subordinated Debt Securities issued under the 1996 Subordinated Indenture are hereinafter referred to as the “1996 Indenture Subordinated Debentures”; subordinated Debt Securities issued under the New Canadian Subordinated Indenture (including any Canadian Junior Subordinated Debentures (as defined below)) are hereinafter referred to as the “Canadian Subordinated Debentures”; and subordinated Debt Securities issued under the U.S. Subordinated Indenture (including any U.S. Junior Subordinated Debentures (as defined below)) are hereinafter referred to as the “U.S. Subordinated Debentures”, and together with the U.S. Senior Debentures, the “U.S. Debentures”;

(iii)

junior subordinated Debt Securities that will be subordinated in right of payment to the prior payment in full of all Senior Debt and will be further subordinated in accordance with their terms. Such junior subordinated Debt Securities may be issued under:

a.	the New Canadian Subordinated Indenture; or

b.	the U.S. Subordinated Indenture.

Junior subordinated Debt Securities to be issued under the New Canadian Subordinated Indenture are hereinafter referred to as the “Canadian Junior Subordinated Debentures”; and junior subordinated Debt Securities issued under the U.S. Subordinated Indenture are hereinafter referred to as the “U.S. Junior Subordinated Debentures”.

Notwithstanding the foregoing, unsubordinated Debt Securities and/or subordinated Debt Securities (including junior subordinated Debt Securities) may also be issued under a distinct trust indenture or without the benefit of a trust indenture. The terms and conditions applicable to Debt Securities issued under a distinct trust indenture or without the benefit of a trust indenture will be set forth in such trust indenture or in the specific Debt Security, as the case may be, and summarized in the applicable Prospectus Supplement. Such terms and conditions may vary from those which apply to the MTN Debentures, U.S. Senior Debentures, 1996 Indenture Subordinated Debentures, Canadian Subordinated Debentures (including any Canadian Junior Subordinated Debentures) and U.S. Subordinated Debentures (including any U.S. Junior Subordinated Debentures) described in this Prospectus.

Except as otherwise specified in the applicable Prospectus Supplement, only MTN Debentures, U.S. Senior Debentures, 1996 Indenture Subordinated Debentures and U.S. Subordinated Debentures (including any U.S. Junior Subordinated Debentures) may be offered or sold in the United States.

The MTN Indenture, the U.S. Senior Indenture, the 1996 Subordinated Indenture and the U.S. Subordinated Indenture are sometimes referred to herein individually as an “Indenture” and collectively as the “Indentures”. The MTN Debentures, the U.S. Senior Debentures, the 1996 Indenture Subordinated Debentures and the U.S. Subordinated Debentures (including any U.S. Junior Subordinated Debentures) are sometimes referred to herein collectively as the “Debentures”. BNY Trust Company of Canada, Computershare Trust Company of Canada, The Bank of New York Mellon and any other trustee or co-trustee under any of the Indentures are each sometimes referred to herein as the “Trustee”.

The following summaries of certain provisions of the Indentures and the Debentures do not purport to be complete in every detail, and are subject to and qualified in their entirety by the detailed provisions of the Indentures. Reference should be made to the Indentures for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the Debentures or any other Debt Securities that may be issued pursuant to this Prospectus.

The Indentures

The following paragraphs, except where otherwise indicated, summarize certain provisions of the Indentures which are generally substantially similar.

Form and Denominations

The Debentures of any series or issue may be issued in the form of fully-registered definitive securities (the “Definitive Securities”) in denominations of $1,000 (in the case of the U.S. Debentures, US$1,000) and integral multiples thereof or in such other forms and denominations as may be provided for by the terms of the Debentures of any particular series or issue and set forth in the applicable Prospectus Supplement. The Indentures also provide that Debentures of any series or issue may be issued in the form of one or more fully-registered global securities (the “Global Securities”), or in any combination of Definitive Securities and Global Securities.

Open Market Purchases

Bell Canada will have the right at any time and from time to time to purchase Debentures in the market, by tender or by private contract at any price.

Payment of Principal and Interest

Bell Canada will pay the principal of and premium, if any, and interest, if any, on the Debentures at the dates and places, in the currencies and in the manner described in the Debentures and in the Indentures. Unless otherwise provided in the terms of the Debentures of any series or issue and set forth in the applicable Prospectus Supplement, payment of interest, if any, on each Debenture will be made by electronic funds transfer or by cheque mailed to the address of the holder of each Debenture appearing on the registers maintained by the Trustee.

Payments made in respect of Debentures represented by Global Securities registered in the name of a depository or its nominee will be made to such depository or its nominee, as the case may be, as the registered holder of such Global Securities.

Payments of principal of and premium, if any, on Debentures will be made against presentation and surrender thereof for cancellation at such places as are designated in the Debentures.

Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how they will receive payments.

Right of Trustee to Enforce Payment

If Bell Canada fails to pay to the Trustee on demand, following a declaration made by the Trustee as described below under “Events of Default”, the principal of and premium, if any, and interest, if any, on MTN Debentures or 1996 Subordinated Debentures, as the case may be, then issued and outstanding under the applicable Indenture, the Trustee may, in its discretion, and shall upon the request in writing of the holders of not less than 25% of the principal amount of MTN Debentures or 1996 Subordinated Debentures, as the case may be, issued and outstanding under the applicable Indenture, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee to obtain or enforce payment of the said principal and premium, if any, and interest, if any, on all outstanding MTN Debentures or 1996 Subordinated Debentures, as the case may be, under the applicable Indenture, together with other amounts due under such Indenture, by any remedy or proceeding authorized by the Indenture.

If an event of default with respect to U.S. Debentures of a series then issued and outstanding under the applicable U.S. Indenture occurs and is continuing, the Trustee may, in its discretion, and shall upon the request in writing of the holders of not less than 25% of the principal amount of such series of U.S. Debentures issued and outstanding, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee to protect and enforce its rights and the rights of the holders of such Debentures by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights.

Holders of MTN Debentures, 1996 Indenture Subordinated Debentures or U.S. Debentures of a series issued under the Indentures may not institute any action or proceeding or exercise any other remedy authorized by the Indentures, including an action to enforce the Indentures or the MTN Debentures, 1996 Indenture Subordinated Debentures or series of U.S. Debentures, except as provided in the Indentures. Notwithstanding the foregoing, any holder of Debentures may institute suit for the enforcement of any payment of principal or interest on or after the respective due dates expressed in such Debentures.

Guarantee

The Guarantor has irrevocably and unconditionally guaranteed the full and timely payment when due, whether at stated maturity, by required payment, acceleration, declaration, demand or otherwise, of all of the payment obligations of Bell Canada under the MTN Indenture and 1996 Subordinated Indenture, and the Guarantor has fully, irrevocably and unconditionally guaranteed (or, in the case of the U.S. Subordinated Indenture, will fully, irrevocably and unconditionally guarantee) the full and prompt payment when due, whether at stated maturity, by required payment, acceleration, declaration, demand or otherwise, of all of the payment obligations of Bell Canada under the U.S. Indentures, in each case existing at the time the Guarantor entered into such guarantee and, unless otherwise provided in a supplemental trust indenture, incurred thereafter (the “Guarantee”). Such Guarantee therefore includes all of the payment obligations of Bell Canada under the Debt Securities in accordance with the terms of such Debt Securities and of the Indentures. The Guarantor has agreed that its obligations under the Guarantee shall be irrevocable and unconditional, irrespective of, shall not be affected or limited by, and shall not be subject to any defense, set-off, counterclaim or termination by reason of: (i) the legality, genuineness, validity, regularity or enforceability of the Guarantee or the liabilities of Bell Canada guaranteed thereby; (ii) any provision of applicable law or regulation prohibiting the payment by Bell Canada of the Debt Securities; or (iii) any other fact or circumstance which might otherwise constitute a defense to a guarantee. Under the MTN Indenture and the 1996 Subordinated Indenture, the Guarantor has no right of subrogation, reimbursement or indemnity whatsoever against Bell Canada, nor any right of recourse to security for its obligations under the Guarantee, unless and until all Debt Securities have been finally and irrevocably paid in full. Under the U.S. Indentures, the Guarantor is or will be subrogated to all rights of the holders of U.S. Debentures of each series against Bell Canada in respect of any amounts paid to such holder by the Guarantor pursuant to the provisions of the Guarantee; provided, however, that the Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the principal of (and premium, if any) and interest on all U.S. Debentures of such series have been paid in full. The obligations of the Guarantor under the Indentures and the Guarantee shall be continuing obligations. The liability of the Guarantor shall be discharged or satisfied only upon full payment and performance by either Bell Canada or the Guarantor of all the payment obligations of Bell Canada under the Debt Securities.

Governing Law

The MTN Indenture and the 1996 Subordinated Indenture are governed by the laws of the Province of Québec and the laws of Canada applicable therein. The U.S. Indentures are or will be governed by the laws of the State of New York, provided that the subordination provisions in an indenture supplemental to the U.S. Subordinated Indenture may be governed by the laws of the Province of Québec.

MTN Indenture

The following paragraphs summarize certain provisions of the MTN Indenture in addition to the provisions summarized in “Description of the Debt Securities — The Indentures”.

Covenants

The MTN Indenture contains covenants to the following effect:

(1)

Limitation on Liens. Subject to the exception set forth in paragraph (2) below, Bell Canada will not issue, assume or guarantee any Debt secured by, and will not after the date of the MTN Indenture secure any Debt by, a Mortgage upon any property of Bell Canada (whether now owned or hereafter acquired), without in any such case effectively providing concurrently therewith that the MTN Debentures (together with any other Debt of Bell Canada which may then be outstanding and entitled to the benefit of a covenant similar in effect to this covenant) shall be secured equally and rateably with such Debt; provided, however, that the foregoing restrictions shall not apply to Debt secured by:

(i)	Purchase Money Mortgages;

(ii)

Mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with Bell Canada or at the time of a sale, lease or other disposition to Bell Canada of the properties of a corporation as an entirety or substantially as an entirety;

(iii)	Mortgages on current assets of Bell Canada securing Current Debt of Bell Canada; or

(iv)

any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Mortgage referred to in the foregoing clauses (i) or (ii) or any Mortgage existing at the date of the MTN Indenture, provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Mortgage so extended, renewed or replaced (plus improvements on such property).

(2)

Additional Permitted Liens. In addition to Mortgages permitted by paragraph (1) above, Bell Canada may issue, assume or guarantee any Debt secured by, or secure after the date of the MTN Indenture any Debt by, a Mortgage upon any property of Bell Canada (whether now owned or hereafter acquired) if, after giving effect thereto, the aggregate principal amount of Debt secured by Mortgages of Bell Canada permitted only by this paragraph (2) does not at such time exceed 5% of the Net Worth of Bell Canada.

The terms “Current Debt”, “Debt”, “Mortgage”, “Net Worth of Bell Canada” and “Purchase Money Mortgage” are defined in the MTN Indenture.

Consolidation, Merger, Conveyance or Transfer

The MTN Indenture provides that Bell Canada will not consolidate with, amalgamate with or merge into any other person and will not transfer or convey its properties and assets as a whole or substantially as a whole to any person, unless (i) the successor corporation or person that acquires all or substantially all the assets of Bell Canada is a corporation, partnership or trust organized and existing under the laws of Canada or any province or territory thereof and expressly assumes all of the covenants to be performed by Bell Canada under the Indenture (except where such assumption is deemed to have occurred by the sole operation of law), and (ii) immediately after giving effect to such transaction, no event of default under the MTN Indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the MTN Indenture, shall have happened and be continuing.

Modification

The rights of the holders of MTN Debentures under the MTN Indenture may in certain circumstances be modified. For that purpose, among others, the MTN Indenture contains provisions making Extraordinary Resolutions binding upon all holders of MTN Debentures issued thereunder. “Extraordinary Resolution” is defined, in effect, as a resolution passed at a meeting of such holders by the affirmative votes of the holders of at least 66 2/3% of the principal amount of MTN Debentures voted on the resolution at a meeting of holders at which a quorum, as specified in the MTN Indenture, is present or as one or more instruments in writing signed by the holders of at least 66 2/3% in principal amount of all outstanding MTN Debentures. In certain cases, modifications may require separate Extraordinary Resolutions of the holders of a specific series of MTN Debentures outstanding under the MTN Indenture.

Holders of at least 50% in principal amount of the outstanding MTN Debentures will constitute a quorum for a meeting of holders with respect to an Extraordinary Resolution. In the absence of a quorum, the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting. Not less than five days’ notice shall be given of the time and place of such adjourned meeting. At the adjourned meeting, the holders of MTN Debentures present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally called.

Certain changes can be made only with the consent of each holder of an outstanding series of MTN Debentures. In particular, each holder must consent to changes in the right of a holder of MTN Debentures to receive payment of the principal of and interest on such MTN Debentures, on or after the respective due dates expressed in such MTN Debentures, or to institute suit for the enforcement of any such payment on or after such respective dates.

Events of Default

The MTN Indenture provides that any of the following constitutes an event of default: (i) default in the payment of the principal of or premium, if any, on any MTN Debenture when the same becomes due and payable and continuation of such default for a period of five days; (ii) default in the payment of any instalment of interest on any MTN Debenture when the same becomes due and payable and continuation of such default for a period of 90 days; (iii) default in the payment of any purchase or sinking fund instalment on any MTN Debenture when the same shall become due and payable and continuation of such default for a period of 30 days; (iv) default in the performance or observance of any covenant, agreement or condition of the MTN Indenture and continuation of such default for a period of 90 days after written notice has been given by the Trustee to Bell Canada specifying such default and requiring Bell Canada to remedy the same or after written notice by the holders of not less than 25% in principal amount of the MTN Debentures at the time outstanding; (v) certain events of insolvency or bankruptcy and, in certain cases, continuation of such events for a period of 60 days; and (vi) default, as defined in one or more instruments evidencing indebtedness for borrowed money of Bell Canada, shall happen and be continuing in relation to indebtedness in excess of 5% of the aggregate principal amount of all outstanding indebtedness for borrowed money of Bell Canada, and (a) shall consist of a failure to make any payment of principal at maturity or (b) shall have resulted in the acceleration of such indebtedness so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable.

If an event of default has occurred under the MTN Indenture and is continuing, the Trustee may in its discretion and shall upon the request in writing of the holders of at least 25% of the principal amount of the MTN Debentures issued and outstanding under the MTN Indenture, subject to any waiver of default under the MTN Indenture, by notice in writing to Bell Canada declare the principal and interest on all MTN Debentures then outstanding under the MTN Indenture and other money payable thereunder to be due and payable.

Transfer Agent and Registrar

The register for the MTN Debentures will be kept at the principal office of BNY Trust Company of Canada in Montréal, and facilities for registration, exchange and transfer of the MTN Debentures will be maintained at its offices in Montréal, Québec and Toronto, Ontario.

1996 Subordinated Indenture

The following paragraphs summarize certain provisions of the 1996 Subordinated Indenture in addition to the provisions summarized in “Description of the Debt Securities — The Indentures”.

Subordination

The 1996 Subordinated Indenture provides that the indebtedness evidenced by the 1996 Indenture Subordinated Debentures is subordinate in right of payment to the prior payment in full of all Senior Debt of Bell Canada, whether outstanding on or created, incurred, assumed or guaranteed after the date of the 1996 Subordinated Indenture. “Senior Debt” is defined, in effect, as the principal of, premium, if any, interest on and all other amounts in respect of: (i) indebtedness, other than indebtedness represented by the 1996 Indenture Subordinated Debentures, issued, assumed or guaranteed by Bell Canada for borrowed money or for the deferred purchase price of property; (ii) all other liabilities of Bell Canada; and (iii) renewals, extensions or refundings of any indebtedness referred to in the foregoing clauses (i) and (ii), except, in each case, those which by their terms rank in right of payment equally with or subordinate to the 1996 Indenture Subordinated Debentures.

In the event of the insolvency or winding-up of Bell Canada, the holders of all Senior Debt are entitled to receive payment in full before the holders of the 1996 Indenture Subordinated Debentures are entitled to receive any payment. Notwithstanding the subordination provisions, Bell Canada may, except during any such insolvency or winding-up proceedings, make payments of principal of, premium, if any, and interest on the 1996 Indenture Subordinated Debentures.

Similarly, in the event of the insolvency or winding-up of Bell Canada, the indebtedness of the Guarantor evidenced by the Guarantee of the 1996 Indenture Subordinated Debentures (the “Guaranteed Obligations”) will be subordinated in right of payment to the prior payment in full of all Senior Guaranteed Obligations (as defined below) of the Guarantor, whether such Senior Guaranteed Obligations were outstanding on the date on which the Guarantor entered into the Guarantee or were thereafter granted, incurred, or assumed by the Guarantor. “Senior Guaranteed Obligations” means any and all payment obligations of the Guarantor arising from a guarantee of Bell Canada’s payment obligations (but excluding the Guaranteed Obligations or any other guarantee of Bell Canada’s payment obligations by the Guarantor which by its terms ranks in right of payment equally with or subordinated to the Guaranteed Obligations) whether such guarantee is outstanding on the date hereof or hereafter granted, incurred, or assumed by the Guarantor, and, for greater certainty includes the Guarantor’s payment obligations under: (i) the indenture dated as of July 1, 1976 and indentures supplemental thereto between Bell Canada and BNY Trust Company of Canada, as trustee, and indentures supplemental thereto between Bell Canada and BNY Trust Company of Canada, as trustee, and (ii) the MTN Indenture.

As a result of these subordination provisions, in the event of Bell Canada’s insolvency, holders of 1996 Indenture Subordinated Debentures may recover less than general creditors of Bell Canada.

Events of Default

The 1996 Subordinated Indenture provides that any of the following constitutes an event of default: (i) default in the payment of the principal of or premium, if any, on any 1996 Indenture Subordinated Debenture when the same becomes due and payable; (ii) default in the payment of any installment of interest on any 1996 Indenture Subordinated Debenture when the same becomes due and payable and continuation of such default for a period of 90 days; (iii) default in the payment of any purchase or sinking fund installment on any 1996 Indenture Subordinated Debenture when the same shall become due and payable and continuation of such default for a period of 30 days; (iv) default in the performance or observance of any covenant, agreement or condition of the 1996 Subordinated Indenture and continuation of such default for a period of 90 days after written notice has been given by the Trustee to Bell Canada specifying such default and requiring Bell Canada to remedy the same or after written notice by the holders of not less than 25% in principal amount of the 1996 Indenture Subordinated Debentures at the time outstanding; and (v) certain events of insolvency or bankruptcy and, in certain cases, continuation of such events for a period of 60 days.

If an event of default has occurred under the 1996 Subordinated Indenture and is continuing, the Trustee may in its discretion and shall upon the request in writing of the holders of at least 25% of the principal amount of the 1996 Indenture Subordinated Debentures issued and outstanding under the 1996 Subordinated Indenture, subject to any waiver of default under the 1996 Subordinated Indenture, by notice in writing to Bell Canada declare the principal and interest on all 1996 Indenture Subordinated Debentures then outstanding under the 1996 Subordinated Indenture and other money payable thereunder to be due and payable.

Reorganization, Reconstruction, Consolidation and Amalgamation

The 1996 Subordinated Indenture permits the reorganization or reconstruction of Bell Canada or the consolidation, amalgamation or merger of Bell Canada with any other corporation and permits the transfer by Bell Canada of its undertakings and assets as a whole or substantially as a whole to another corporation, provided that: (i) either at the time of or immediately after giving effect to such transaction, no condition or event shall exist as to Bell Canada or such successor or assign which constitutes or would constitute an event of default thereunder; (ii) such successor or assign expressly assumes all of the covenants to be performed by Bell Canada thereunder; and (iii) every such transaction shall be made on such terms and at such times and otherwise in such manner as shall be approved by Bell Canada and by the Trustee as being in no way prejudicial to the interests of the holders of debentures.

Modification

The provisions of the MTN Indenture described in “Description of the Debt Securities — MTN Indenture — Modification” also apply to the 1996 Indenture Subordinated Debentures.

Transfer Agent and Registrar

The register for the 1996 Indenture Subordinated Debentures will be kept at the principal office of Computershare Trust Company of Canada, in Montréal, and facilities for registration, exchange and transfer of the Subordinated Debentures will be maintained at its offices in Montréal, Québec and Toronto, Ontario.

New Canadian Subordinated Indenture

The terms of Canadian Subordinated Debentures (including Canadian Junior Subordinated Debentures) to be issued under the New Canadian Subordinated Indenture will be summarized in the applicable Prospectus Supplement. Such terms and conditions may vary from those described in this Prospectus.

BCE, as guarantor, will irrevocably and unconditionally guarantee, on a subordinated basis, the full and timely payment when due, whether at stated maturity, by required payment, acceleration, declaration, demand or otherwise, of all of the payment obligations of Bell Canada under the Canadian Subordinated Debentures and the New Canadian Subordinated Indenture. Such guarantee by BCE will be contractually subordinated in right of payment to the prior payment in full of all present and future Senior Guaranteed Obligations and may in addition be further subordinated in right of payment to the prior payment in full of other subordinated obligations of the Guarantor.

U.S. Indentures

The following paragraphs summarize certain provisions of the U.S. Indentures and U.S. Debentures in addition to the provisions summarized in “Description of the Debt Securities — The Indentures”.

Covenants

The covenants described in “Description of the Debt Securities — MTN Indenture — Covenants” in respect of MTN Debentures also apply to each series of U.S. Debentures, provided that the U.S. Subordinated Indenture will not provide for the limitation on liens described under the heading “Description of the Debt Securities — MTN Indenture — Covenants — Limitations on Liens,” in each case unless otherwise specified in the applicable Prospectus Supplement.

The U.S. Indentures include other covenants, including a covenant by Bell Canada and the Guarantor to pay additional amounts on payments made to certain holders of a series of U.S. Debentures to compensate such holders for certain required tax withholdings and deductions applied to such payments (subject to the terms and conditions set forth in the applicable U.S. Indenture), unless otherwise provided in the terms of such U.S. Debentures. This covenant, if applicable to the U.S. Debentures of a series, will be described in the applicable Prospectus Supplement.

Redemption for Changes in Withholding Taxes

The U.S. Indentures permit Bell Canada to redeem a series of U.S. Debentures, unless the terms of such series provide otherwise, if Bell Canada or the Guarantor is required to pay additional amounts on any payment to be made in respect of such series, subject to certain terms and conditions described in the applicable U.S. Indenture. The terms of such right of redemption, if applicable to a series of U.S. Debentures, will be described in the applicable Prospectus Supplement.

Ranking

The provisions of the U.S. Debentures with respect to ranking are described in “Description of the Debt Securities — General”.

The specific terms of the subordination and any related provisions of any U.S. Subordinated Debentures (including U.S. Junior Subordinated Debentures) to be issued under the U.S. Subordinated Indenture will be set forth in a supplemental indenture or in the U.S. Subordinated Debentures and described in the applicable Prospectus Supplement. Such terms and conditions may vary from those described in this Prospectus.

Consolidation, Merger, Conveyance or Transfer

The provisions of the MTN Indenture described in “Description of the Debt Securities — MTN Indenture — Consolidation, Merger, Conveyance or Transfer” also apply to each series of U.S. Debentures, unless otherwise specified in the applicable Prospectus Supplement.

Modification and Waiver

Certain modifications and amendments to the U.S. Indentures applicable to each series of U.S. Debentures may be made without the consent of the holders of the U.S. Debentures. These modifications and amendments are limited to clarifications and certain other changes that would not adversely affect in any material respect holders of the U.S. Debentures.

Other modifications and amendments may be made with the consent of the holder(s) of not less than a majority in aggregate principal amount of the U.S. Debentures of the series outstanding under the applicable U.S. Indenture that are affected by the modification or amendment, including any change or elimination of any provision of such U.S. Indenture and any modification of any right of the holders of U.S. Debentures.

However, no modification or amendment may be made without the consent of the holder of any series of U.S. Debentures that would: (i) change the stated maturity date of its principal amount; (ii) change its principal amount or any premium or rate of interest thereon; (iii) change the places at which payments are payable or the currency of payment; (iv) impair the right to sue for the enforcement of any payment due and payable, to the extent that such right exists; (v) reduce the percentage in aggregate principal amount of outstanding U.S. Debentures of the series necessary to modify or amend the indenture or to waive compliance with certain provisions of the applicable U.S. Indenture and certain defaults and their consequences; and (vi) modify the foregoing requirements or the provisions of the applicable U.S. Indenture relating to the waiver of compliance with certain covenants of such U.S. Indenture and certain defaults and their consequences, except as otherwise specified.

Defeasance

The applicable Prospectus Supplement will contain a description of Bell Canada’s ability to legally release itself from any payment or other obligations with respect to the series of U.S. Debentures described in such Prospectus Supplement (called “full defeasance”), and from certain of the restrictive covenants applicable to such series of U.S. Debentures (called “covenant defeasance”), provided specified conditions are satisfied.

Events of Default

The events of default described in “Description of the Debt Securities — MTN Indenture — Events of Default” in respect of MTN Debentures also apply to each series of U.S. Debentures, provided that the U.S. Subordinated Indenture will not provide for the event of default described in clause (vi) of the first paragraph under the heading “Description of the Debt Securities — MTN Indenture — Events of Default,” in each case unless otherwise specified in the applicable Prospectus Supplement.

If an event of default with respect to a series of U.S. Debentures has occurred and is continuing, the Trustee may in its discretion, and shall upon the request in writing of the holders of at least 25% of the principal amount of the U.S. Debentures of such series issued and outstanding under the applicable U.S. Indenture, subject to any waiver of default under the applicable U.S. Indenture, by notice in writing to Bell Canada and the Guarantor declare the principal and interest on all U.S. Debentures of such series then outstanding under the applicable U.S. Indenture and other money payable thereunder to be due and payable.

Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how to give notice or direction to, or make a request of, the Trustee and to make or cancel a declaration of acceleration.

Trustee

The Trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act of 1939. Subject to the provisions of the Trust Indenture Act of 1939, the Trustee under the U.S. Indentures is under no obligation to exercise any of the powers vested in it by the U.S. Indentures at the request of any holder of U.S. Debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities that might be incurred thereby.

Transfer Agent and Registrar

The register for the U.S. Debentures will be kept at the principal office of The Bank of New York Mellon, in New York, and facilities for registration, exchange and transfer of the U.S. Debentures will be maintained at its corporate trust office at 240 Greenwich Street, New York, NY 10286. If Bell Canada designates additional transfer agents, they will be named in the Prospectus Supplement. Bell Canada may cancel the designation of any particular transfer agent. Bell Canada may also approve a change in the office through which any transfer agent acts.

Guarantee

The provisions of BCE’s guarantee with respect to the U.S. Debentures are described in “Description of the Debt Securities — General”.

The specific terms of the subordination and any related provisions of BCE’s guarantee with respect to any U.S. Subordinated Debentures (including any U.S. Junior Subordinated Debentures) will be set forth in a supplemental indenture or in the U.S. Subordinated Debentures and described in the applicable Prospectus Supplement.

EARNINGS COVERAGE RATIOS

The following earnings coverage ratios are calculated for the 12-month periods ended December 31, 2023 and September 30, 2024, respectively, and give effect to the issuance and redemption of all long-term debt since January 1, 2023 and October 1, 2023, respectively, as if these transactions occurred on January 1, 2023 and October 1, 2023, respectively. These earnings coverage ratios do not give effect to the proposed issue of any Debt Securities pursuant to this Prospectus (as amended and restated) and any Prospectus Supplement, since the aggregate principal amounts and the terms of such securities are not presently known.

After giving effect to the above transactions, BCE’s interest on debt requirements amounted to $1,894 million and $1,909 million for the 12-month periods ended December 31, 2023 and September 30, 2024, respectively. BCE’s net earnings attributable to owners of BCE before interest expense and income tax were $4,734 million and $2,563 million for the 12-month periods ended December 31, 2023 and September 30, 2024, respectively, which is 2.5 times and 1.3 times BCE’s interest on debt requirements for such periods. BCE’s net earnings attributable to owners of BCE before interest expense, income tax and non-controlling interest were $4,798 million and $2,598 million for the 12-month periods ended December 31, 2023 and September 30, 2024, respectively, which is 2.5 times and 1.4 times BCE’s interest on debt requirements for such periods.

The earnings coverage ratios set out above do not purport to be indicative of an earnings coverage ratio for any future period.

RISK FACTORS

An investment in the Debt Securities involves risks. Prospective investors in the Debt Securities should carefully consider the information contained in, or incorporated by reference in, this Prospectus, including, without limitation, the risk factors disclosed in Section B entitled “Business risks” of the BCE Safe Harbour Notice, as such disclosure shall be updated from time to time in BCE’s and Bell Canada’s continuous disclosure documents incorporated by reference herein, and the risk factors described below.

Debt Securities Denominated or Payable in Foreign Currencies

Debt Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Debt Securities denominated in currencies other than Canadian dollars. Such Debt Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Limited Market

There is currently no market through which the Debt Securities may be sold and purchasers may not be able to resell the Debt Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Also, it cannot be assured that a secondary market for trading in the Debt Securities will develop or that any secondary market which does develop will continue.

Unsecured Debt Securities, Additional Indebtedness and Structural Subordination

Payment of principal, interest and other payment obligations under any Debt Securities to be issued hereunder will be fully and unconditionally guaranteed by the Guarantor. Although the Debt Securities and the Guarantee may not necessarily be subordinated to any other indebtedness, they are not and will not be secured. Furthermore, although Bell Canada’s and BCE’s various debt instruments restrict the incurrence of secured indebtedness, such indebtedness may, subject to certain conditions, be incurred. In addition, Bell Canada’s and BCE’s subsidiaries may incur indebtedness. Although BCE is the Guarantor of the Debt Securities that may be issued from time to time hereunder, it is not subject to the limitation on liens and other covenants under the Indentures. Consequently, BCE may, subject to the limitations and covenants under its own debt instruments, incur substantial additional indebtedness, which could make it more difficult for BCE to fulfill its Guarantee obligations with respect to the Debt Securities. The Debt Securities will be structurally subordinated to the creditors of Bell Canada’s subsidiaries and the Guarantee will be structurally subordinated to the creditors of BCE’s subsidiaries (other than Bell Canada, with respect to which the Guarantee, as the case may be, will be contractually subordinated to all present and future debts of Bell Canada senior to the Debt Securities), in that the right of Bell Canada or BCE, as the case may be, to participate as a shareholder in the distribution of the assets of any subsidiary upon any such distribution would be subject to the prior claims of the creditors of such subsidiary.

Right of Payment

The Debt Securities to be issued hereunder will be unsubordinated, subordinated or junior subordinated indebtedness of Bell Canada as described in the applicable Prospectus Supplement. In the event of the insolvency or winding-up of Bell Canada or other specified default with respect to the unsubordinated Debt Securities, payment of the subordinated Debt Securities (including junior subordinated Debt Securities) will be postponed in right of payment to the prior payment in full of all other liabilities and indebtedness of Bell Canada and BCE, other than indebtedness that, by its terms, ranks equally with, or subordinate to, such subordinated Debt Securities.

Credit Ratings

There is no assurance that the credit rating, if any, assigned to Debt Securities issued hereunder will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by the relevant rating agency in the future if in its judgment circumstances so warrant. A revision or withdrawal of such rating may have an adverse effect on the market value of the Debt Securities.

Changes in prevailing interest rates may affect the market price or value of the Debt Securities

Generally, the market price or value of the Debt Securities will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline. Fluctuations in interest rates may also impact borrowing costs of Bell Canada and BCE, which may adversely affect the creditworthiness of Bell Canada and BCE. It is impossible to predict whether prevailing interest rates will rise or fall.

TAXATION

The applicable Prospectus Supplement will describe the material Canadian and, if applicable, United States federal income tax consequences to an initial investor acquiring Debt Securities, including whether payments of principal, premium, if any, and interest in respect of the Debt Securities will be subject to Canadian non-resident withholding tax and any United States Federal income tax consequences relating to Debt Securities payable in a currency other than U.S. dollars, Debt Securities that are subject to early redemption or other special terms.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a particular offering of Debt Securities, certain legal matters relating to the issuance of the Debt Securities will be passed upon by Stikeman Elliott LLP and Sullivan & Cromwell LLP on behalf of the Corporation.

EXPERTS

The financial statements of BCE as at December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, incorporated by reference in this Prospectus, and the effectiveness of BCE’s internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing. The offices of Deloitte LLP are located at 500-1190 avenue des Canadiens-de-Montréal, Montréal, Québec, H3B 0M7.

Deloitte LLP is independent of BCE within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

WELL-KNOWN SEASONED ISSUER

On December 6, 2021, the securities regulatory authorities in each of the provinces of Canada each independently adopted a series of mostly harmonized blanket orders, including DÉCISION No 2021-PDG-0066 Décision générale relative à une dispense de certaines obligations du régime de prospectus préalable au bénéfice d’émetteurs établis bien connus of the Autorité des marchés financiers (General Order relating to an Exemption from Certain Prospectus Requirements for Well-Known Seasoned Issuers) (together with the equivalent local blanket orders in each of the other provinces of Canada, as extended, amended, varied or replaced by a rule as of the date hereof, collectively, the “WKSI Blanket Orders”) in order to reduce regulatory burden for certain large, established reporting issuers with strong disclosure records associated with certain prospectus requirements under NI 44-101 – Short Form Prospectus Distributions and National Instrument 44-102 – Shelf Distributions. The WKSI Blanket Orders came into force on January 4, 2022 and allow “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, Bell Canada has determined that it meets the criteria to qualify as a “well-known seasoned issuer” as such term is defined in the WKSI Blanket Orders.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE U.S. FEDERAL SECURITIES LAWS

BCE and Bell Canada are Canadian companies and are governed by the laws of Canada. A substantial portion of their assets is located outside the United States and some or all of the directors and officers and some or all of the experts named in this Prospectus are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon BCE or Bell Canada and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of BCE or Bell Canada and such directors, officers or experts under the United States federal securities laws. BCE and Bell Canada have been advised by external counsel that there is doubt as to the enforceability in a Canadian court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

DOCUMENTS FILED AS PART OF THE JOINT REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Joint Registration Statement of which this Prospectus is a part: (i) the documents listed in the second paragraph under “Documents Incorporated by Reference”; (ii) the consent of Deloitte LLP, independent registered public accounting firm; (iii) powers of attorney from directors and officers of BCE and Bell Canada; (iv) the MTN Indenture; (v) the 1996 Subordinated Indenture; (vi) the U.S. Senior Indenture; (vii) the Form of U.S. Subordinated Indenture and (viii) the Forms T-1 of The Bank of New York Mellon.

US$

Bell Canada

US$     % Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due 2055

US$     % Fixed-to-Fixed Rate Junior Subordinated Notes, Series B due 2055

PROSPECTUS SUPPLEMENT

  , 2025

Joint Book-Running Managers

BofA Securities	BMO Capital Markets	Citigroup	RBC Capital Markets